UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2018

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

4, rue Lou Hemmer, L-1748 Luxembourg Findel
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

ATENTO S.A.

INDEX

Financial Information

For the Three and Nine Months Ended September 30, 2018

PART I - PRESENTATION OF FINANCIAL AND OTHER INFORMATION	3
SELECTED HISTORICAL FINANCIAL INFORMATION	6
SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION	7
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	13
UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018	32
PART II - OTHER INFORMATION	64
LEGAL PROCEEDINGS	64
RISK FACTORS	64

PART I - PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Atento S.A. (“Atento”, the “Company”, “we” or the “Organization”) was formed as a direct subsidiary of Atalaya Luxco Topco S.C.A. (“Topco”). In April 2014, Topco also incorporated Atalaya Luxco PIKCo S.C.A. (“PikCo”) and on May 15, 2014 Topco contributed to PikCo: (i) all of its equity interests in its then direct subsidiary, Atalaya Luxco Midco S.à.r.l. (“Midco”), the consideration for which was an allocation to PikCo’s account “capital contributions not remunerated by shares” (the “Reserve Account”) equal to €2 million, resulting in Midco becoming a direct subsidiary of PikCo; and (ii) all of its debt interests in Midco (comprising three series of preferred equity certificates (the “Original Luxco PECs”)), the consideration for which was the issuance by PikCo to Topco of preferred equity certificates having an equivalent value. On May 30, 2014, Midco authorized the issuance of, and PikCo subscribed for, a fourth series of preferred equity certificates (together with the Original Luxco PECs, the “Luxco PECs”).

In connection with the completion of Atento’s initial public offering (the “IPO”) in October 2014, Topco transferred its entire interest in Midco (€31,000 of share capital) to PikCo, the consideration for which was an allocation of €31,000 to PikCo’s Reserve Account. PikCo then contributed all of the Luxco PECs to Midco (the “Contribution”), the consideration for which was an allocation to Midco’s Reserve Account equal to the value of the Luxco PECs immediately prior to the Contribution. Upon completion of the Contribution, the Luxco PECs were capitalized by Midco. PikCo then transferred the remainder of its interest in Midco (€12,500 of share capital) to the Company, in consideration for which the Company issued two new shares of its capital stock to PikCo. The difference between the nominal value of these shares and the value of Midco’s net equity will be allocated to the Company’s share premium account. As a result of this transfer, Midco became a direct subsidiary of the Company. The Company completed a share split (the “Share Split”) whereby it issued approximately 2,219.212 ordinary shares for each ordinary share outstanding as of September 3, 2014. The foregoing is collectively referred as the “Reorganization Transaction”.

On October 7, 2014, we completed our IPO and issued 4,819,511 ordinary shares at a price of $15.00 per share. As a result of the IPO, the Share Split and the Reorganization Transaction, we had 73,619,511 ordinary shares outstanding and owned 100% of the issued and outstanding share capital of Midco, as of November 9, 2015.

On August 4, 2015, our Board of Directors (“the Board”) approved a share capital increase and issued 131,620 shares, increasing the number of outstanding shares to 73,751,131.

On July 28, 2016, the Board approved a share capital increase and issued 157,925 shares, increasing the number of outstanding shares to 73,909,056.

Acquisition and Divestment Transactions

On August 4, 2016, the Company through its direct subsidiary Atento Teleservicios España entered into an agreement (the “Share Sale and Purchase Agreement”) with Intelcia Group, S.A. for the sale of 100% of Atento Morocco S.A., encompassing Atento’s operations in Morocco providing services to the Moroccan and French markets (the “Morocco Transaction”). The Morocco Transaction was consummated on September 30, 2016, upon receipt of regulatory approval. Atento’s operations in Morocco, which provide services to the Spanish market, are excluded from the Morocco Transaction and will continue operating as part of Atento Spain.

On September 2, 2016, the Company through its direct subsidiary Atento Brasil acquired 81.49%, the controlling interest of RBrasil Soluções S.A. (RBrasil).

On May 9, 2017, we announced an extended partnership with Itaú, a leading financial institution in Brazil, through which we will leverage the industry-leading capabilities of RBrasil and Atento Brasil S.A. (“Atento Brasil”) to serve Itaú’s increasing demand for end-to-end collections solutions, customer service and back office services.

On June 9, 2017, the Company, through its subsidiary, Atento Brasil, acquired 50.00002% of Interfile Serviços de BPO Ltda. and 50.00002% of Interservicer – Serviços em Crédito Imobiliário Ltda. (jointly, “Interfile”), a leading provider of BPO services and solutions, including credit origination, for the banking and financial services sector in Brazil. Through this acquisition, we expect to be able to expand our capabilities in the financial services segment, especially in credit origination, accelerate our penetration into higher value-added solutions, strengthen our leadership position in the Brazilian market and facilitate the expansion of our credit origination segment into other Latin American markets.

On June 30, 2017, we announced the signing of a strategic partnership and the acquisition of a minority stake in Keepcon, a leading provider of semantic technology-based automated customer experience management, through our subsidiary Contact US Teleservices Inc. The acquisition of a minority stake in Keepcon follows our overall strategy to develop and expand our digital capabilities. Our goal is to integrate all of our digital assets to generate additional value for clients and drive growth across verticals and geographies. We aim to turn the business disruption generated by the digital revolution into differentiated customer experience solutions generating competitive advantages for customers. We expect that the investment in Keepcon will expand the artificial intelligence and automatization capabilities of our omnichannel platform.

Other Transactions

On August 10, 2017, Atento completed a renegotiation transaction of its financing structure throughout its subsidiary Atento Luxco 1. The new financing structure implied an offering of US$400.0 million aggregate principal amount of 6.125% Senior Secured Notes due 2022 (the “Offering”). Atento used the net proceeds from the Offering, together with cash on hand, to redeem all of the Issuer’s outstanding 7.375% Senior Secured Notes due 2020 and all of the existing debentures due 2019 of its subsidiary Atento Brasil. The Senior Secured Notes are guaranteed on a senior secured basis by certain of Atento’s wholly-owned subsidiaries on a joint and several basis.

On August 18, 2017, Atento filed a Form F-3 with the SEC, for up to $200,000,000 Ordinary Shares and 62,660,015 Ordinary Shares Offered by the selling shareholder. As a consequence, the selling shareholder may offer and sell from time to time up to 62,660,015 of Ordinary Shares, covered by the Form F-3. These Ordinary Shares will be offered in amounts, at prices and on terms to be determined at the time of their offering, if any.

On September 21, 2017, the Board of Directors approved a dividend policy for the Company with a goal of paying annual cash dividends pay-out in line with industry peers and practices. The declaration and payment of any interim dividends will be subject to approval of Atento’s corporate bodies and will be determined based upon, amongst other things, Atento’s performance, growth opportunities, cash flow, contractual covenants, applicable legal requirements and liquidity factors. The Board of Directors intends to review the dividend policy regularly and so accordingly it is subject to change at any time.

On October 31, 2017, our Board of Directors declared a cash interim dividend with respect to the ordinary shares of $0.3384 per share paid on November 28, 2017 to shareholders of record as of the close on November 10, 2017.

On November 13, 2017, Atento filed a Supplemental Prospectus with the SEC, for the sale of 12,295,082 ordinary shares within the Offer dated August 18, 2017, through its selling shareholder PikCo. After the completion of this follow on Offer the selling shareholder owns 50,364,933 ordinary shares in Atento, representing 68.14% of its share stake.

Exchange Rate Information

In this Interim Report, all references to “U.S. dollar” and “$” (USD) are to the lawful currency of the United States and all references to “Euro” or “€” are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. In addition, all references to Brazilian Reais or “R$” (BRL), Mexican Peso (MXN), Chilean Peso (CLP), Argentinean Peso (ARS), Colombian Peso (COP) and Peruvian Nuevos Soles (PEN) are to the lawful currencies of Brazil, Mexico, Chile, Argentina, Colombia and Peru, respectively.

The following table shows the exchange rates of the U.S. dollar to these currencies for the periods and dates indicated as reported by the relevant central banks of the European Union and each country, as applicable.

	2017		2017			2018
	Average FY	December 31	Average Q3	Average nine months	September 30	Average Q3	Average nine months	September 30
Euro (EUR)	0.89	0.83	0.85	0.90	0.85	0.86	0.84	0.86
Brazil (BRL)	3.19	3.31	3.16	3.17	3.17	3.96	3.60	4.00
Mexico (MXN)	18.92	19.66	17.82	18.90	18.16	18.98	19.03	18.72
Colombia (COP)	2,951.28	2,984.00	2,976.69	2,939.43	2,941.07	2,961.69	2,886.12	2,989.58
Chile (CLP)	648.86	615.22	642.76	653.99	636.85	663.19	628.63	661.50
Peru (PEN)	3.26	3.25	3.25	3.27	3.27	3.29	3.26	3.30
Argentina (ARS)	16.56	18.65	17.28	16.23	17.31	32.09	25.11	41.25

SELECTED HISTORICAL FINANCIAL INFORMATION

The consolidated financial information of Atento are the consolidated results of operations of Atento for the three and nine months ended September 30, 2017 and 2018.

We present our historical financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). The unaudited interim condensed consolidated financial information for the three and nine months ended September 30, 2018 (the “interim condensed consolidated financial information”) have been prepared in accordance with International Accounting Standard (“IAS”) 34 - Interim Financial Reporting.

As described in Note 4 of the interim condensed consolidated financial information, included elsewhere in this document, the accounting policies adopted in preparation of this interim condensed consolidated financial information are consistent with those followed in the preparation of the consolidated annual financial statements for the year ended December 31, 2017, except for IFRS 15 and IFRS 9 which were adopted on January 1, 2018.

Rounding

Certain numerical figures set out in this Interim Report, including financial data presented in millions or thousands and percentages, have been subject to rounding adjustments, and, as a result, the totals of the data in this Interim Report may vary slightly from the actual arithmetic totals of such data. Percentages and amounts reflecting changes over time periods relating to financial and other data set forth in “Summary Consolidated Historical Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are calculated using the numerical data in the financial statements or the tabular presentation of other data (subject to rounding) contained in this Interim Report, as applicable, and not using the numerical data in the narrative description thereof.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

The following tables present a summary of the consolidated historical financial information for the periods as of the dates indicated and should be read in conjunction with the section of this document entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this document.

	As of and for the three months ended September 30,		Change (%)	Change excluding FX (%)	As of and for the nine months ended September 30,		Change (%)	Change excluding FX (%)
($ in millions)	2017	2018			2017	2018
	(unaudited)				(unaudited)
Revenue	501.3	432.6	(13.7)	0.9	1,443.0	1,396.4	(3.2)	4.2
(Loss)/profit for the period	(10.1)	3.1	130.3	125.0	(4.7)	5.4	N.M.	N.M.
EBITDA (1)	54.4	46.9	(13.7)	2.4	150.8	145.8	(3.3)	5.2
Adjusted EBITDA (1)	59.7	46.9	(21.4)	(7.8)	165.8	145.8	(12.1)	(4.3)
Adjusted Earnings (2)	19.6	18.7	(4.4)	8.7	41.4	41.9	1.3	9.8
Adjusted Earnings per share (in U.S. dollars) (3)	0.27	0.25	(6.1)	8.7	0.56	0.57	1.4	9.8
Adjusted Earnings attributable to Owners of the parent (2)	17.6	18.4	4.3	17.3	39.1	40.5	3.5	11.3
Adjusted Earnings per share attributable to Owners of the parent (in U.S. dollars) (3)	0.24	0.25	3.5	17.3	0.53	0.55	3.3	11.3
Payments for acquisition of property, plant, equipment and intangible assets (4)	(13.2)	(9.6)	(26.9)	(31.4)	(50.0)	(38.5)	(23.0)	(20.7)
Total Debt	505.7	458.0	(9.4)	(5.2)	505.7	458.0	(9.4)	(5.2)
Cash and cash equivalents	162.8	97.7	(40.0)	(32.0)	162.8	97.7	(40.0)	(32.0)
Net debt with third parties (5)	342.9	360.2	5.1	6.2	342.9	360.2	5.1	6.2
Balance sheet data:
Total assets	1,417.8	1,210.1			1,417.8	1,210.1
Equity	412.3	316.8			412.3	316.8
Capital stock	0.048	0.048			0.048	0.048
Number of shares	73,909,056	73,909,056			73,909,056	73,909,056

N.M. means not meaningful

(1)

In considering the financial performance of the business, our management analyzes the financial performance measures of EBITDA and Adjusted EBITDA at a company and operating segment level, to facilitate decision-making. EBITDA is defined as profit/(loss) for the period from continuing operations before net finance expense, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude certain acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing fees, and other items not related to our core results of operations. EBITDA and Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to EBITDA and Adjusted EBITDA is profit/(loss) for the year/period from continuing operations.

We believe EBITDA and Adjusted EBITDA are useful metrics for investors to understand our results of continuing operations and profitability because they permit investors to evaluate our recurring profitability from underlying operating activities. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as to evaluate our underlying historical performance. We believe EBITDA facilitates comparisons of operating performance between periods and among other companies in industries similar to ours because it removes the effect of variances in capital structures, taxation, and non-cash depreciation and amortization charges, which may differ between companies for reasons unrelated to operating performance. We believe Adjusted EBITDA better reflects our underlying operating performance because it excludes the impact of items which are not related to our core results of continuing operations.

EBITDA and Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results.

EBITDA and Adjusted EBITDA have limitations as analytical tools. These measures are not presented in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered in isolation or as alternatives to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. EBITDA and Adjusted EBITDA are not necessarily comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

See below under the heading “Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)” for a reconciliation of profit/(loss) for the periods from continuing operations to EBITDA and Adjusted EBITDA.

(2)

In considering the Company’s financial performance, our management analyzes the performance measure of Adjusted Earnings. Adjusted Earnings is defined as profit/(loss) for the periods from continuing operations adjusted for certain amortization of acquisition related intangible assets, restructuring costs, asset impairments and other items not related to our core results of operations, site relocation costs, net foreign exchange impacts and their tax effects. Adjusted Earnings is not a measure defined by IFRS. The most directly comparable IFRS measure to Adjusted Earnings is profit/(loss) for the periods from continuing operations.

We believe Adjusted Earnings is a useful metric for investors and is used by our management for measuring profitability because it represents a group measure of performance which excludes the impact of certain non-cash charges and other charges not associated with the underlying operating performance of the business, while including the effect of items that we believe affect shareholder value and in-year returns, such as income tax expense and net finance costs.

Our management uses Adjusted Earnings to (i) provide senior management with monthly reports of our operating results; (ii) prepare strategic plans and annual budgets; and (iii) review senior management’s annual compensation, in part, using adjusted performance measures.

Adjusted Earnings is defined to exclude items that are not related to our core results of operations. Adjusted Earnings measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted Earnings related performance measure when reporting their results.

Adjusted Earnings has limitations as an analytical tool. Adjusted Earnings is neither a presentation made in accordance with IFRS nor a measure of financial condition or liquidity and should not be considered in isolation or as an alternative to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. Adjusted Earnings is not necessarily comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

See below under the heading “Reconciliation of Adjusted Earnings to profit/(loss)” for a reconciliation of Adjusted Earnings to our profit/(loss) for the period from continuing operations.
(3)

Adjusted Earnings per share is calculated based on weighted average number of ordinary shares outstanding (that exclude the treasury shares) of 73,909,056 and 73,885,474 as of September 30, 2017 and 2018, respectively.

(4)	Payments for acquisition of property, plant, equipment and intangible assets represent the cash disbursement for the period.
(5)

In considering our financial condition, our management analyzes net debt with third parties, which is defined as total debt less cash, cash equivalents (net of any outstanding bank overdrafts) and short-term financial investments.

Net debt with third parties has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt with third parties is not necessarily comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

See below under the heading “Financing Arrangements” for a reconciliation of total debt to net debt with third parties utilizing IFRS reported balances obtained from the financial information included elsewhere in this Interim Report. The most directly comparable IFRS measure to net debt with third parties is total debt.

Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss):

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2017	2018	2017	2018
	(unaudited)

(Loss)/profit for the period	(10.1)	3.1	(4.7)	5.4
Net finance expense	37.7	18.3	68.8	59.8
Income tax expense	(2.8)	3.8	8.3	8.9
Depreciation and amortization	29.6	21.8	78.4	71.7
EBITDA (non-GAAP) (unaudited)	54.4	46.9	150.8	145.8
Restructuring costs (a)	1.3	-	10.2	-
Other (b)	4.0	-	4.8	-
Total non-recurring items (*)	5.3	-	15.0	-
Adjusted EBITDA (non-GAAP) (unaudited)	59.7	46.9	165.8	145.8

(*)

We define non-recurring items as items that are limited in number, clearly identifiable, unusual, are unlikely to be repeated in the near future in the ordinary course of business and that have a material impact on the consolidated results of operations. Non-recurring items can be summarized as demonstrated below:

(a)

Restructuring costs primarily included restructuring activities and other personnel costs that were not related to our core results of operations. Restructuring costs for the three and nine months ended September 30, 2017, primarily relate to the costs to adapt the organization in Argentina and Brazil to the lower level of activities and the investments made in Brazil, Mexico and Spain to implement a lower-cost operating model.

	(b)	Other non-recurring items for three and nine months ended September 30, 2017, mainly refer to consulting and other non-recurring costs.

Reconciliation of Adjusted Earnings to profit/(loss):

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2017	2018	2017	2018
	(unaudited)
(Loss)/profit for the period	(10.1)	3.1	(4.7)	5.4
Amortization of acquisition related intangible assets (a)	5.7	5.1	16.8	16.1
Restructuring costs (b) (*)	1.3	-	10.2	-
Other (c) (*)	4.0	-	4.8	-
Change in fair value of financial instruments (d)	2.4	5.9	2.6	-
Net foreign exchange gain/(loss)	3.2	9.3	4.2	31.1
Financial non-recurring (e)	17.7	-	17.7	-
Depreciation non-recurring (f)	2.8	-	2.8	-
Tax effect (g)	(7.4)	(4.6)	(13.0)	(10.7)
Total of add-backs	29.7	15.7	46.1	36.5
Adjusted Earnings (non-GAAP) (unaudited)	19.6	18.7	41.4	41.9
Adjusted Earnings per share (in U.S. dollars) (**) (unaudited)	0.27	0.25	0.56	0.57
Adjusted Earnings attributable to Owners of the parent (non-GAAP) (unaudited)	17.6	18.4	39.1	40.5
Adjusted Earnings per share attributable to Owners of the parent (in U.S. dollars) (**) (unaudited)	0.24	0.25	0.53	0.55

(*)

We define non-recurring items as items that are limited in number, clearly identifiable, unusual, are unlikely to be repeated in the near future in the ordinary course of business and that have a material impact on the consolidated results of operations. Non-recurring items can be summarized as demonstrated below:

(a)

Amortization of acquisition related intangible assets represents the amortization expense of customer base, recorded as intangible assets. This customer base represents the fair value (within the business combination involving the acquisition of control of Atento Group) of the intangible assets arising from service agreements (tacit or explicitly formulated in contracts) with Telefónica Group and with other customers.

(b)

Restructuring costs primarily included restructuring activities and other personnel costs that were not related to our core results of operations. Restructuring costs for the three and nine months ended September 30, 2017, primarily relate to the costs to adapt the organization in Argentina and Brazil to the lower level of activities and the investments made in Brazil, Mexico and Spain to implement a lower-cost operating model.

	(c)	Other non-recurring items for three and nine months ended September 30, 2017, mainly refer to consulting and other non-recurring costs.
(d)

Since April 1, 2015, the Company designated the foreign currency risk on certain of its subsidiaries as net investment hedges using financial instruments as the hedging items. As a consequence, any gain or loss on the hedging instrument, related to the effective portion of the hedge is recognized in other comprehensive income (equity) as from that date. The gains or losses related to the ineffective portion are recognized in the statements of operations and for comparability, and those adjustments are added back to calculate Adjusted Earnings.

(e)

Financial non-recurring relates to the costs incurred in the debt refinance process occurred in August 2017, which includes: (i) 2020 Senior Secured Notes call premium of $11.1 million and amortization of issuance costs of $4.9 million; (ii) Brazilian debentures due 2019 penalty fee of $0.7 million and remaining balance of the issuance cost of $1.0 million.

	(f)	Non-recurring depreciation relates to the provision for accelerated depreciation of fixed assets in Puerto Rico and Mexico, due to the natural disasters.
(g)

The tax effect represents the impact of the taxable adjustments based on tax nominal rate by country. For the three months ended September 30, 2017 and 2018, the effective tax rate after moving non-recurring items was 19.0% and 31.0%, respectively. For the nine months ended September 30, 2017 and 2018, the effective tax rate after moving non-recurring items was 34.0% and 31.9%, respectively.

(**)

Adjusted Earnings per share is calculated based on the weighted average number of ordinary shares outstanding (that exclude the treasury shares) of 73,909,056 and 73,885,474 as of September 30, 2017 and 2018, respectively.

Financing Arrangements

Certain of our debt agreements contain financial ratios as instruments to monitor the Company’s financial condition and as preconditions to certain transactions (e.g. the incurrence of new debt, permitted payments). The following is a brief description of the financial ratios.

1.

Gross Leverage Ratio (applies to Atento S.A.) – measures the level of gross debt to EBITDA, as defined in the debt agreements. The contractual ratio indicates that the gross debt should not surpass 2.8 times the EBITDA for the last twelve months. As of September 30, 2018, the current ratio was 2.3 times. This financial covenant applies only as a restriction for certain actions (e.g. issue a new debt) and, if breached, will not trigger a default or an event of default.

2.

Fixed Charge Coverage Ratio (applies to Atento S.A.) – measures the Company’s ability to pay interest expenses and dividends (fixed charges) in relation to EBITDA, as described in the debt agreements. The contractual ratio indicates that the EBITDA for the last twelve months should represent at least 2 times the fixed charge of the same period. As of September 30, 2018, the current ratio was 3.1 times. This financial covenant applies only as a restriction for certain actions (e.g. issue a new debt) and, if breached, will not trigger a default or an event of default.

3.

Net Debt Brazilian Leverage Ratio (applies only to Brazil) – measures the level of net debt (gross debt, less cash and cash equivalents) to EBITDA – each as defined in debt agreements. The contractual ratio indicates that Brazil net debt should not surpass 2.0 times the Brazilian EBITDA. As of September 30, 2018, the current ratio was 0.4 times.

The Company regularly monitors all financial ratios under the debt agreements. As of September 30, 2018, we were in compliance with the terms of our covenants.

Net debt with third parties as of September 30, 2017 and 2018 is as follow:

	As of September 30,
($ in millions, except Net Debt/Adj. EBITDA LTM)	2017	2018
	(unaudited)
Cash and cash equivalents	162.8	97.7
Debt:
Senior Secured Notes	393.8	393.3
Brazilian Debentures	22.5	16.2
BNDES	56.3	27.9
Finance Lease Payables	9.8	6.2
Other Borrowings	23.4	14.3
Total Debt	505.7	458.0
Net Debt with third parties (1) (unaudited)	342.9	360.2
Adjusted EBITDA LTM (2) (non-GAAP) (unaudited)	224.4	200.9
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	1.5x	1.8x

(1)

In considering our financial condition, our management analyzes Net debt with third parties, which is defined as total debt less cash and cash equivalents. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

(2)	Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude restructuring costs, site relocation costs and other items not related to our core results of operations.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Form 6-K providing quarterly and annual information contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995, relating to our operations, expected financial position, results of operation, and other business matters that are based on our current expectations, assumptions, and projections with respect to the future, and are not a guarantee of performance. In this Report, when we use words such as “may,” “believe,” “plan,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “project,” “would,” “could,” “target,” or similar expressions, or when we discuss our strategy, plans, goals, initiatives, or objectives, we are making forward-looking statements.

We caution you not to rely unduly on any forward-looking statements. Actual results may differ materially from what is expressed in the forward-looking statements, and you should review and consider carefully the risks, uncertainties and other factors that affect our business and may cause such differences.

The forward-looking statements are based on information available as of the date that this Form 6-K furnished with the United States Securities and Exchange Commission (“SEC”) and we undertake no obligation to update them. Such forward–looking statements are based on numerous assumptions and developments that are not within our control. Although we believe these forward-looking statements are reasonable, we cannot assure you they will turn out to be correct.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and the results of operations is based upon and should be read in conjunction with the consolidated financial information of Atento.

Factors which could cause or contribute to such difference, include, but are not limited to, those discussed elsewhere in this Report, particularly under “Cautionary Statement with respect to Forward-Looking Statements” and the section entitled “Risk Factors” in the Form 20-F.

Overview

Atento is the largest provider of customer-relationship management and business-process outsourcing (“CRM BPO”) services and solutions in Latin America (“LatAm”) and Spain, and the third largest provider by revenue globally. Atento’s tailored CRM BPO solutions are designed to enable our client’s ability to deliver a high-quality product by creating a best-in-class experience for their customers, enabling our clients to focus on operating their core businesses. Atento utilizes its industry expertise commitment to customer care, and consultative approach, to offer superior and scalable solutions across the entire value chain for customer care, customizing each solution to the individual client’s needs.

In the third quarter of 2016 we announced a refreshed strategy to drive long-term profitable growth and create shareholder value. Recent market trends, including the macroeconomic pull-back in Brazil (the largest CRM BPO market in Latin America), and the accelerating adoption of omni-channel and digital capabilities, prompted us to reexamine the priorities that support our long-term strategy. The ultimate goal of this exercise, or Strategy Refresh, was to ensure we had the right focus and capabilities to capitalize on industry trends in Latin America and leverage our scale and financial strength to selectively broaden and diversify in key verticals, countries, and solutions.

We offer a comprehensive portfolio of customizable, and scalable, solutions including front and back-end services ranging from sales, applications-processing, customer care and credit-management. We leverage our deep industry knowledge and capabilities to provide industry-leading solutions to our clients. We provide our solutions to over 400 clients via over 153,000 highly engaged customer care specialists facilitated by our best-in-class technology infrastructure and multi-channel delivery platform. We believe we bring a differentiated combination of scale, capacity for processing client’s transactions, and industry expertise to our client’s customer care operations, which allow us to provide higher-quality and lower cost customer care services than our clients could deliver on their own.

We operate in 13 countries worldwide and organize our business into three geographic markets: (i) Brazil, (ii) Americas, excluding Brazil (“Americas”) and (iii) EMEA. For the nine months ended September 30, 2018, Brazil accounted for 47.6% of our revenue, Americas accounted for 40.0% of our revenue and EMEA accounted for 13.0% of our revenue (in each case, before holding company level revenue and consolidation adjustments). For the three months ended September 30, 2018, Brazil accounted for 47.2% of our revenue, Americas accounted for 40.2% of our revenue and EMEA accounted for 12.9% of our revenue (in each case, before holding company level revenue and consolidation adjustments).

Our number of workstations decreased from 91,750 as of September 30, 2017 to 91,717 as of September 30, 2018. Generally, our competitors have higher EBITDA and depreciation expense than us because we lease rather than own all of our call center facilities (e.g., buildings and related equipment), except for IT infrastructure that is supported by Atento and depreciated.

The following table shows the number of workstations and delivery centers in each of the jurisdictions in which we operated as of September 30, 2017 and 2018:

	Number of Workstations		Number of Service Delivery Centers (1)
	2017	2018	2017	2018
Brazil	48,052	49,076	33	34
Americas	37,890	37,220	52	52
Argentina (2)	4,288	4,356	13	12
Central America (3)	2,342	2,358	4	4
Chile	2,674	2,932	3	4
Colombia	8,287	8,450	10	10
Mexico	10,059	9,223	15	15
Peru	8,930	8,548	4	4
United States (4)	1,310	1,353	3	3
EMEA	5,808	5,421	14	15
Spain	5,808	5,421	14	15
Total	91,750	91,717	99	101

(1)	Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.
(2)	Includes Uruguay.
(3)	Includes Guatemala and El Salvador.
(4)	Includes Puerto Rico.

For the three and nine months ended September 30, 2018, revenue generated from our 15 largest client groups represented 74.5% and 75.1% of our revenue, respectively, as compared to 73.3% and 76.4%, respectively, in the same period in the prior year. Excluding revenue generated from the Telefónica Group, for the three and nine months ended September 30, 2018 our next 15 largest client groups represented 37.6% and 37.7%, respectively, as compared to 36.2% and 37.9%, respectively, in the same period in the prior year.

Our vertical industry expertise in telecommunications, financial services and multi-sector companies allows us to adapt our services and solutions for our clients, further embedding us into their value chain while delivering effective business results and increasing the portion of our client’s services related to CRM BPO. For the nine months ended September 30, 2018, CRM BPO solutions and individual services comprised 26.2% and 73.8% of our revenue, respectively. For the same period in 2017, CRM BPO solutions and individual services comprised 26.4% and 73.6% of our revenue, respectively. For the three months ended September 30, 2018, CRM BPO solutions and individual services comprised 27.1% and 72.9% of our revenue, respectively. For the three months ended September 30, 2017, CRM BPO solutions and individual services comprised 27.0% and 73.0% of our revenue, respectively.

For the nine months ended September 30, 2018, telecommunications represented 46.4% of our revenue and financial services represented 34.2% of our revenue, compared to 47.3% and 32.4%, respectively, for the same period in 2017. Additionally, during the nine months ended September 30, 2017 and 2018 the sales by service were:

	For the nine months ended September 30,
	2017	2018
Customer Service	50.0%	50.8%
Sales	17.5%	17.4%
Collection	8.7%	8.0%
Back Office	11.2%	13.0%
Technical Support	8.7%	7.1%
Others	3.9%	3.7%
Total	100.0%	100.0%

During the three months ended September 30, 2018, telecommunications represented 46.2% of our revenue and financial services represented 35.9% of our revenue, compared to 46.8% and 31.1%, respectively, for the same period in 2017. Additionally, during the three months ended September 30, 2017 and 2018 the sales by service were:

	For the three months ended September 30,
	2017	2018
Customer Service	48.2%	50.6%
Sales	17.2%	18.3%
Collection	8.1%	8.2%
Back Office	13.7%	13.1%
Technical Support	8.4%	6.3%
Others	4.4%	3.5%
Total	100.0%	100.0%

Average headcount

The average headcount in the Atento Group in the nine months ended September 30, 2017 and 2018, is presented as follows:

	September 30,
	2017	2018
	(unaudited)
Brazil	78,201	81,198
Central America	4,857	5,090
Chile	5,356	5,841
Colombia	9,745	8,838
Spain	10,260	11,105
Mexico	18,354	17,326
Peru	15,828	14,771
Puerto Rico	805	436
United States	712	518
Argentina and Uruguay	7,425	8,283
Corporate	79	71
Total	151,622	153,477

Consolidated Statements of Operations for the Three and Nine Months Ended September 30, 2017 and 2018

($ in millions, except percentage changes)	For the three months ended September 30,		Change (%)	Change excluding FX (%)	For the nine months ended September 30,		Change (%)	Change excluding FX (%)
	2017	2018			2017	2018
	(unaudited)				(unaudited)
Revenue	501.3	432.6	(13.7)	0.9	1,443.0	1,396.4	(3.2)	4.2
Other operating income	4.8	7.2	50.6	139.2	13.9	15.1	8.9	33.1
Operating expenses:
Supplies	(20.8)	(19.5)	(6.0)	20.6	(55.1)	(54.2)	(1.6)	9.6
Employee benefit expenses	(369.1)	(321.5)	(12.9)	1.6	(1,070.0)	(1,046.3)	(2.2)	5.1
Depreciation	(14.4)	(12.3)	(14.3)	(3.1)	(37.3)	(31.8)	(14.7)	(8.8)
Amortization	(15.2)	(9.4)	(38.0)	(27.1)	(41.1)	(39.8)	(3.1)	3.5
Changes in trade provisions	-	(0.3)	N.M.	N.M.	-	(0.4)	N.M.	N.M.
Other operating expenses	(61.8)	(51.5)	(16.6)	(3.1)	(181.0)	(164.8)	(8.9)	(1.8)
Total operating expenses	(481.3)	(414.7)	(13.8)	0.7	(1,384.5)	(1,337.4)	(3.4)	4.0
Operating profit	24.8	25.2	1.5	24.8	72.4	74.1	2.3	13.7
Finance income	2.4	0.8	(66.1)	(58.9)	6.0	2.2	(63.8)	(59.9)
Finance costs	(34.5)	(3.9)	(88.7)	(87.9)	(68.0)	(30.9)	(54.6)	(52.3)
Change in fair value of financial instruments	(2.4)	(5.9)	146.3	149.0	(2.6)	-	(100.0)	(100.0)
Net foreign exchange loss	(3.2)	(9.3)	N.M.	N.M.	(4.2)	(31.1)	N.M.	N.M.
Net finance expense	(37.7)	(18.3)	(51.4)	(47.9)	(68.8)	(59.8)	(13.1)	(7.2)
Profit before income tax	(12.9)	6.9	N.M.	145.9	3.6	14.3	N.M.	N.M.
Income tax benefit/(expense)	2.8	(3.8)	N.M.	N.M.	(8.3)	(8.9)	6.7	7.6
(Loss)/profit for the period	(10.1)	3.1	130.3	125.0	(4.7)	5.4	N.M.	N.M.
(Loss)/profit attributable to:
Owners of the parent	(12.0)	2.7	122.4	119.4	(6.9)	4.0	N.M.	(142.4)
Non-controlling interest	1.9	0.4	(80.1)	(76.1)	2.2	1.5	(33.9)	(20.3)
(Loss)/profit for the period	(10.1)	3.1	130.3	125.0	(4.7)	5.4	N.M.	N.M.
Other financial data:
EBITDA (1) (unaudited)	54.4	46.9	(13.7)	2.4	150.8	145.8	(3.3)	5.2
Adjusted EBITDA (1) (unaudited)	59.7	46.9	(21.4)	(7.8)	165.8	145.8	(12.1)	(4.3)

(1) For the reconciliation of these non-GAAP measures to the closest comparable IFRS measure, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".

N.M. means not meaningful

Consolidated Statements of Operations by Segment for the Three and Nine Months Ended September 30, 2017 and 2018

($ in millions, except percentage changes)	For the three months ended September 30,		Change (%)	Change Excluding FX (%)	For the nine months ended September 30,		Change (%)	Change Excluding FX (%)
	2017	2018			2017	2018
	(unaudited)
Revenue:
Brazil	248.5	204.4	(17.8)	2.8	720.3	664.5	(7.8)	4.2
Americas	198.4	174.1	(12.3)	(1.2)	557.5	558.2	0.1	6.5
EMEA	55.1	55.7	1.1	2.1	166.9	181.0	8.5	0.7
Other and eliminations (1)	(0.7)	(1.5)	(115.6)	(130.0)	(1.7)	(7.3)	N.M.	N.M.
Total revenue	501.3	432.6	(13.7)	0.9	1,443.0	1,396.4	(3.2)	4.2
Operating expenses:
Brazil	(238.6)	(196.0)	(17.9)	2.6	(686.2)	(645.2)	(6.0)	6.2
Americas	(197.3)	(172.8)	(12.4)	(1.5)	(540.1)	(540.8)	0.1	6.7
EMEA	(57.7)	(54.5)	(5.5)	(4.5)	(166.7)	(177.9)	6.7	(0.7)
Other and eliminations (1)	12.3	8.7	(29.4)	(28.2)	8.5	26.5	N.M.	N.M.
Total operating expenses	(481.3)	(414.7)	(13.8)	0.7	(1,384.5)	(1,337.4)	(3.4)	4.0
Operating profit/(loss):
Brazil	11.4	10.9	(4.8)	22.5	43.5	22.0	(49.5)	(43.1)
Americas	7.8	5.7	(26.3)	(1.2)	25.0	29.2	16.7	26.7
EMEA	(2.4)	1.5	N.M.	N.M.	0.7	3.8	N.M.	N.M.
Other and eliminations (1)	8.0	7.1	(11.1)	(9.1)	3.2	19.2	N.M.	N.M.
Total operating profit	24.8	25.2	1.5	24.8	72.4	74.1	2.3	13.7
Net finance expense:
Brazil	(8.4)	(8.4)	0.4	27.2	(25.7)	(26.7)	3.8	18.1
Americas	(6.9)	(7.9)	14.0	25.4	(10.3)	(18.3)	77.3	96.1
EMEA	(11.0)	(0.7)	(93.7)	(93.5)	(16.7)	(1.7)	(89.9)	(90.3)
Other and eliminations (1)	(11.4)	(1.3)	(88.4)	(88.5)	(16.1)	(13.2)	(18.1)	(13.5)
Total net finance expense	(37.7)	(18.3)	(51.4)	(47.9)	(68.8)	(59.8)	(13.1)	(7.2)
Income tax benefit/(expense):
Brazil	-	(1.1)	N.M.	N.M.	(3.9)	2.0	N.M.	N.M.
Americas	(1.8)	(0.7)	(62.2)	(59.6)	(9.1)	(4.3)	(53.3)	(53.9)
EMEA	4.2	-	(100.3)	(100.3)	3.6	(0.6)	(117.1)	(117.8)
Other and eliminations (1)	0.4	(2.0)	N.M.	N.M.	1.1	(6.0)	N.M.	N.M.
Total income tax benefit/(expense)	2.8	(3.8)	N.M.	N.M.	(8.3)	(8.9)	6.7	7.6
Profit/(loss) for the period:
Brazil	3.0	1.4	(54.8)	(33.7)	13.9	(2.7)	(119.1)	(121.6)
Americas	(0.9)	(2.8)	N.M.	(30.9)	5.5	6.7	21.2	48.5
EMEA	(9.2)	0.7	108.1	108.4	(12.4)	1.5	111.8	111.5
Other and eliminations (1)	(3.0)	3.8	N.M.	N.M.	(11.7)	-	99.7	99.7
(Loss)/profit for the period	(10.1)	3.1	130.3	125.0	(4.7)	5.4	N.M.	N.M.
(Loss)/profit attributable to:
Owners of the parent	(12.0)	2.7	122.4	119.4	(6.9)	4.0	N.M.	143.6
Non-controlling interest	1.9	0.4	(80.1)	(76.1)	2.2	1.5	(33.9)	(20.3)
Other financial data:
EBITDA (2):
Brazil	26.9	22.2	(17.4)	4.3	86.4	59.6	(31.0)	(22.2)
Americas	19.2	13.7	(28.5)	(16.7)	53.1	55.2	4.0	9.4
EMEA	0.1	3.8	N.M.	N.M.	7.7	11.2	45.0	30.3
Other and eliminations (1)	8.2	7.2	(12.0)	(9.3)	3.6	19.8	N.M.	N.M.
Total EBITDA (unaudited)	54.4	46.9	(13.7)	2.4	150.8	145.8	(3.3)	5.2

Adjusted EBITDA (2):
Brazil	32.1	24.3	(24.1)	(5.7)	95.1	69.8	(26.5)	(17.2)
Americas	23.7	19.7	(16.9)	(8.6)	62.9	66.8	6.1	11.2
EMEA	3.5	5.7	61.8	38.5	11.6	16.7	43.5	27.2
Other and eliminations (1)	0.4	(2.8)	N.M.	N.M.	(3.7)	(7.5)	(103.0)	(48.3)
Total Adjusted EBITDA (unaudited)	59.7	46.9	(21.4)	(7.8)	165.8	145.8	(12.1)	(4.3)

(1) Included revenue and expenses at the holding-company level (such as corporate expenses and acquisition related expenses), as applicable, as well as consolidation adjustments.

(2) For the reconciliation of these non-GAAP measures to the closest comparable IFRS measure, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".

N.M. means not meaningful

Three Months Ended September 30, 2017 Compared to Three Months Ended September 30, 2018

Revenue

Revenue decreased by $68.7 million, or 13.7%, from $501.3 million for the three months ended September 30, 2017 to $432.6 million for the three months ended September 30, 2018. Excluding the impact of foreign exchange, revenue increased 0.9% on an unfavorable year on year comparison base, given the impact as of the three months ended September 30, 2017 of consolidation of acquisitions and carve-outs we made in Brazil and Argentina earlier in the year. Also, new client wins during the quarter helped offsetting the overall volume and price pressures in the more massive CRM programs across the Company’s geographic markets.

Multisector presented a revenue decrease of $44.4 million, or 14.3%, from $310.7 million for the three months ended September 30, 2017 to $266.3 million for the three months ended September 30, 2018. Excluding the impact of foreign exchange, revenue from multisector clients increased 1.2%, supported by gains mainly in Brazil and EMEA, especially in financial services due to new volumes from current clients partially offset by overall volume and price pressures in the larger CRM programs across all regions.

Revenue from Telefónica decreased by $24.3 million, or 12.8%, from $190.6 million for the three months ended September 30, 2017 to $166.3 million for the three months ended September 30, 2018. Excluding the impact of foreign exchange, revenue from Telefónica increased by 0.5%, due to higher volumes in Brazil, partially offset by lower volumes in EMEA.

For the three months ended September 30, 2018, revenue from multisector clients reached 61.6% of total revenue.

The following chart sets forth a breakdown of revenue by geographical region for the three months ended September 30, 2017 and 2018 and as a percentage of revenue and the percentage change between those periods with and net of foreign exchange effects.

	For the three months ended September 30,
($ in millions, except percentage changes)	2017	(%)	2018	(%)	Change (%)	Change excluding FX (%)
	(unaudited)		(unaudited)
Brazil	248.5	49.6	204.4	47.2	(17.8)	2.8
Americas	198.4	39.6	174.1	40.2	(12.3)	(1.2)
EMEA	55.1	11.0	55.7	12.9	1.1	2.1
Other and eliminations (1)	(0.7)	(0.2)	(1.5)	(0.3)	(115.6)	(130.0)
Total	501.3	100.0	432.6	100.0	(13.7)	0.9

(1) Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the three months ended September 30, 2017 and 2018 was $248.5 million and $204.4 million, respectively, a decrease of $44.1 million, or 17.8%. Excluding the impact of foreign exchange, revenue increased by 2.8%. Excluding the impact of foreign exchange, revenue from multisector clients increased by 3.4%, supported mostly by new contracts with existing clients in the financial services vertical, leading the path for the Group in revenue diversification. Excluding the impact of foreign exchange, revenue from Telefónica increased by 1.5%, on higher volumes in the region, with Atento delivering the first digital solutions for the Telefónica Group.

Americas

Revenue in Americas for the three months ended September 30, 2017 and 2018 was $198.4 million and $174.1 million, respectively, a decrease of $24.3 million, or 12.3%. Excluding the impact of foreign exchange, revenue decreased 1.2%. Main impacts on revenues growth can be explained by weaker economic activity in Argentina and lower volumes, mostly in the larger CRM programs, from telecom clients other than Telefónica in the region. Excluding the impact of foreign exchange, revenue from multisector clients decreased by 2.4%. Revenue from Telefónica increased by 0.2%, on higher volumes in the region.

EMEA

Revenue in EMEA for the three months ended September 30, 2017 and 2018 was $55.1 million and $55.7 million, respectively, an increase of $0.6 million, or 1.1%. Excluding the impact of foreign exchange, revenue increased 2.1%, supported by multisector. Excluding the impact of foreign exchange, revenue from multisector clients increased by 6.8%, fueled by higher volumes from telecom clients other than Telefónica, offsetting the 0.9% decrease in revenue from Telefónica.

Other operating income

Other operating income totaled $4.8 million for the three months ended September 30, 2017 and $7.2 million for the three months ended September 30, 2018, which includes in the third quarter of 2018 the amount of $3.6 million related to partial insurance indemnity from Puerto Rico, and also $2.1 million referred to the sale of a Brazil contract in the period.

 Total operating expenses

Total operating expenses decreased by $66.6 million, or 13.8%, from $481.3 million for the three months ended September 30, 2017 to $414.7 million for the three months ended September 30, 2018. Excluding the impact of foreign exchange, operating expenses increased by 0.7%, mainly due to higher activity and volume increase in Brazil. As a percentage of revenue, operating expenses represented 96.0% and 95.9% for the three months ended September 30, 2017 and 2018, respectively.

Supplies: Supplies expenses decreased by $1.3 million, or 6.0%, from $20.8 million for the three months ended September 30, 2017 to $19.5 million for the three months ended September 30, 2018. Excluding the impact of foreign exchange, supplies expenses increased by 20.6% mainly due to higher activity in Brazil and Spain. As a percentage of revenue, supplies represented 4.1% for the three months ended September 30, 2017 and 4.5% for the three months ended September 30, 2018.

Employee benefit expenses: Employee benefit expenses decreased by $47.6 million, or 12.9%, from $369.1 million for the three months ended September 30, 2017 to $321.5 million for the three months ended September 30, 2018. Excluding the impact of foreign exchange, employee benefit expenses increased by 1.6%, mainly due to higher revenues in Brazil. As a percentage of revenue, employee benefit expenses represented 73.6% and 74.3% for the three months ended September 30, 2017 and 2018, respectively.

 Depreciation and amortization: Depreciation and amortization expenses decreased by $7.8 million, or 26.5%, from $29.6 million for the three months ended September 30, 2017 to $21.8 million for the three months ended September 30, 2018. Excluding the impact of foreign exchange, depreciation and amortization expense decreased by 15.2%, due to reduction in the capital expenditure projects.

Changes in trade provisions: Changes in trade provisions totaled a negative $0.3 million for the three months ended September 30, 2018.

Other operating expenses: Other operating expenses decreased by $10.3 million, or 16.6%, from $61.8 million for the three months ended September 30, 2017 to $51.5 million for the three months ended September 30, 2018. Excluding the impact of foreign exchange, other operating expenses decreased by 3.1% mostly driven by lower expenses in Americas and Spain. As a percentage of revenue, other operating expenses totaled 12.3% and 11.9% for the three months ended September 30, 2017 and 2018, respectively.

Brazil

Total operating expenses in Brazil decreased by $42.6 million, or 17.9%, from $238.6 million for the three months ended September 30, 2017 to $196.0 million for the three months ended September 30, 2018. Excluding the impact of foreign exchange, operating expenses in Brazil increased by 2.6%, mainly driven by higher employee benefit expenses in the period, reflecting increased volumes in the region. Operating expenses as a percentage of revenue slightly decreased from 96.0% to 95.9%, for the three months ended September 30, 2017 and 2018, respectively.

Americas

Total operating expenses in Americas decreased by $24.5 million, or 12.4%, from $197.3 million for the three months ended September 30, 2017 to $172.8 million for the three months ended September 30, 2018. Excluding the impact of foreign exchange, operating expenses decreased by 1.5%, reflecting the lower volumes and decrease in revenues. Operating expenses as a percentage of revenue decreased from 99.4% to 99.3%, for the three months ended September 30, 2017 and 2018, respectively.

EMEA

Total operating expenses in EMEA decreased by $3.2 million, or 5.5%, from $57.7 million for the three months ended September 30, 2017 to $54.5 million for the three months ended September 30, 2018. Excluding the impact of foreign exchange, operating expenses decreased by 4.5%, impacted by an decrease of 2.8% in employee benefit expenses, as well as reduction in other operating expenses. Operating expenses as a percentage of revenue decreased from 104.7% to 97.8%, for the three months ended September 30, 2017 and 2018, respectively.

Operating profit

Operating profit increased by $0.4 million, from $24.8 million for the three months ended September 30, 2017 to $25.2 million for the three months ended September 30, 2018. Excluding the impact of foreign exchange, operating profit increased 24.8%. Operating profit margin increased of 0.9 percentage points from 4.9% for the three months ended September 30, 2017 to 5.8% for the three months ended September 30, 2018 mainly reflecting higher operating profit in Brazil.

Brazil

Operating profit in Brazil decreased by $0.5 million, from $11.4 million for the three months ended September 30, 2017 to $10.9 million for the three months ended September 30, 2018. Excluding the impact of foreign exchange, operating profit increased by 22.5%. Operating profit margin in Brazil increased from 4.6% for three months ended September 30, 2017 to 5.3% for the three months ended September 30, 2018, reflecting increase in revenues and profitability from operation improvement plan, executed in the first half of 2018.

Americas

Operating profit in Americas decreased by $2.1 million, from $7.8 million for the three months ended September 30, 2017 to $5.7 million for the three months ended September 30, 2018. Excluding the impact of foreign exchange, operating profit decreased by 1.2%, reflecting lower volumes from multisector clients. Operating profit margin decreased from 3.9% for the three months ended September 30, 2017 to 3.3% for the three months ended September 30, 2018.

EMEA

Operating profit in EMEA increased by $3.9 million, from a loss of $2.4 million for the three months ended September 30, 2017 to a gain of $1.5 million for the three months ended September 30, 2018. Excluding the impact of foreign exchange, operating profit margin improved from negative 4.4% to positive 2.6%, reflecting higher volumes from Multisector clients, especially telecom clients other than Telefónica.

Finance income

Finance income was $0.8 million for the three months ended September 30, 2018, compared to $2.4 million for the three months ended September 30, 2017. Excluding the impact of foreign exchange, finance income decreased by 58.9% during the three months ended September 30, 2018 mainly due to lower average cash position.

Finance costs

Finance costs decreased by $30.6 million, or 88.7%, from $34.5 million for the three months ended September 30, 2017 to $3.9 million for the three months ended September 30, 2018. Excluding the impact of foreign exchange, finance costs decreased by 87.9% during the three months ended September 30, 2018. The decrease in finance costs was mostly driven by the one-off negative effect in three months ended September 30, 2017 of $18.5 million related to the debt refinancing concluded in August 2017.

Change in fair value of financial instruments

Change in fair value of financial instruments altered by $3.5 million, from a loss of $2.4 million for the three months ended September 30, 2017 to a loss of $5.9 million for the three months ended September 30, 2018. This loss is related to negative mark-to-market adjustments on certain hedging instruments.

Net foreign exchange gain/(loss)

Net foreign exchange loss changed by $6.1 million, from a loss of $3.2 million for the three months ended September 30, 2017 to a loss of $9.3 million for the three months ended September 30, 2018. This loss in the three months ended September 30, 2018 was mainly due to the Brazilian Real and Argentine Peso depreciation against the U.S. dollar that impacted our intercompany balances and therefore has no cash impact.

Income tax expense

Income tax expense for the three months ended September 30, 2017 and 2018 was a benefit of $2.8 million and an expense of $3.8 million, respectively. This change is due to the positive profit before income tax in 2018.

 Profit/(loss) for the period

Loss for the three months ended September 30, 2017 was a $10.1 million and, for the three months ended three months ended September 30, 2018, we had a profit of $3.1 million, as a result of the factors discussed above.

EBITDA and Adjusted EBITDA

EBITDA decreased by $7.5 million, or 13.7%, from $54.4 million for the three months ended September 30, 2017 to $46.9 million for the three months ended September 30, 2018. Excluding the impact of foreign exchange, increased by 2.4% driven by improved margins in Brazil.

Brazil

Adjusted EBITDA decreased by $7.7 million, or 24.1%, from $32.1 million for the three months ended September 30, 2017 to $24.3 million for the three months ended September 30, 2018. Excluding the impact of foreign exchange, Adjusted EBITDA decreased by 5.7%, mainly driven by lower profitability in existing contracts from lower volumes. Brazil’s operations remain at the forefront of Atento’s profitable growth strategy, with focus on evolving the value offer. Atento Brazil solutions factory is helping accelerate the Group’s move into digital services and leading the standardization and roll out of digital solutions (Data Driven Digital Sales, Data Driven Customer Care, Digital Back Office, Digital Collections), as well as Analytics and Business Process Consulting offering. The difference between EBITDA and Adjusted EBITDA for the three months ended September 30, 2018 is due to the exclusion of items that were not related to our core results of operation, most of them related to corporate charges among our subsidiaries, that are eliminated at consolidated level.

Americas

Adjusted EBITDA decreased by $4.0 million, or 16.9%, from $23.7 million for the three months ended September 30, 2017 to $19.7 million for the three months ended September 30, 2018. Excluding the impact of foreign exchange, Adjusted EBITDA decreased by $1.8 million, or 8.6% respectively. The decrease in Adjusted EBITDA was mostly driven by lower volumes in multisector, especially from lower volumes in the larger CRM programs with telecom clients other than Telefónica and from a weaker economic activity in Argentina. The difference between EBITDA and Adjusted EBITDA for the three months ended September 30, 2018 is due to the exclusion of items that were not related to our core results of operation, most of them related to corporate charges between the countries, that are eliminated at consolidated level.

EMEA

Adjusted EBITDA in EMEA increased by 61.8%, from $3.5 million for the three months ended September 30, 2017 to $5.7 million for the three months ended September 30, 2018. Excluding the impact of foreign exchange, Adjusted EBITDA increased by $1.6 million, or 38.5%, reflecting higher volumes from Multisector clients, especially telecom clients other than Telefónica. The difference between EBITDA and Adjusted EBITDA for the three months ended September 30, 2018 is due to the exclusion of items that were not related to our core results of operation, most of them related to corporate charges between the countries, that are eliminated at consolidated level.

Nine Months Ended September 30, 2017 Compared to Nine Months Ended September 30, 2018

Revenue

Revenue decreased by $46.6 million, or 3.2%, from $1,443.0 million for the nine months ended September 30, 2017 to $1,396.4 million for the nine months ended September 30, 2018. Excluding the impact of foreign exchange, revenue increased 4.2%.

Multisector presented a decrease of $22.2 million, or 2.5%, from $877.7 million for the nine months ended September 30, 2017 to $855.4 million for the nine months ended September 30, 2018. Excluding the impact of foreign exchange, revenue from multisector clients increased 6.1%, supported by gains in all regions, coming mostly from financial services on higher volume from current clients.

Revenue from Telefónica presented a decrease of $24.4 million, or 4.3%, to $540.9 million in revenue for the nine months ended September 30, 2018, against $565.3 million in the nine months ended September 30, 2017. Excluding the impact of foreign exchange, revenue from Telefónica clients increased by 1.4%, due to higher volumes in Brazil and Americas, partially offset by lower volumes in EMEA.

For the nine months ended September 30, 2018, revenue from multisector clients was 61.3% of total revenue.

The following chart sets forth a breakdown of revenue by geographical region for the nine months ended September 30, 2017 and 2018 and as a percentage of revenue and the percentage change between those periods with and net of foreign exchange effects.

	For the nine months ended September 30,
($ in millions, except percentage changes)	2017	(%)	2018	(%)	Change (%)	Change excluding FX (%)
	(unaudited)		(unaudited)
Brazil	720.3	49.9	664.5	47.6	(7.8)	4.2
Americas	557.5	38.6	558.2	40.0	0.1	6.5
EMEA	166.9	11.6	181.0	13.0	8.5	0.7
Other and eliminations (1)	(1.7)	(0.1)	(7.3)	(0.5)	N.M.	N.M.
Total	1,443.0	100.0	1,396.4	100.0	(3.2)	4.2

(1) Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the nine months ended September 30, 2017 and 2018 totaled $720.3 million and $664.5 million, respectively, a decrease of $55.8 million, or 7.8%. Excluding the impact of foreign exchange, revenue increased by 4.2%, while revenue from multisector clients increased by 4.9%, supported by new contracts with existing clients in the financial services vertical and higher volumes with telecom clients other than Telefónica. Revenue from Telefónica increased by 2.8% driven by higher volumes in the nine months ended September 30, 2018.

Americas

Revenue in Americas for the nine months ended September 30, 2017 and 2018 was $557.5 million and $558.2 million, respectively, an increase of $0.7 million, or 0.1%. Excluding the impact of foreign exchange, revenue increased 6.5%. Excluding the impact of foreign exchange, revenue from multisector clients increased by 7.9%, supported by higher volumes in Argentina, Chile and Mexico, mostly from other Multisector clients. On the same way, revenue from Telefónica increased by 2.9%, also driven by higher volumes in Argentina, Chile and Mexico.

EMEA

Revenue in EMEA for the nine months ended September 30, 2017 and 2018 was $166.9 million and $181.0 million, respectively, an increase of $14.1 million, or 8.5%, supported by multisector. Excluding the impact of foreign exchange, revenue from multisector clients increased by 8.9%, fueled by higher volumes from telecom clients other than Telefónica, offsetting the 4.0% decrease in revenue from Telefónica.

Other operating income

Other operating income totaled $13.9 million and $15.1 million for the nine months ended September 30, 2017 and 2018, respectively, which includes $8.7 million of partial insurance indemnity from Puerto Rico.

Total operating expenses

Total operating expenses decreased by $47.1 million, or 3.4%, from $1,384.5 million for the nine months ended September 30, 2017 to $1,337.4 million for the nine months ended September 30, 2018. Excluding the impact of foreign exchange, operating expenses increased by 4.0%, in line with revenue growth, mostly coming from employee benefit expenses, driven by Brazil and higher activity in Americas. As a percentage of revenue, operating expenses represented 95.9% and 95.8% for the nine months ended September 30, 2017 and 2018, respectively.

Supplies: Supplies expenses decreased by $0.9 million, or 1.6%, from $55.1 million for the nine months ended September 30, 2017 to $54.2 million for the nine months ended September 30, 2018. Excluding the impact of foreign exchange, supplies expenses increased by 9.6%, mainly due to higher activity in Americas and Spain. As a percentage of revenue, supplies represented 3.8% and 3.9% for the nine months ended September 30, 2017 and 2018.

Employee benefit expenses: Employee benefit expenses decreased by $23.7 million, or 2.2%, from $1,070.0 million for the nine months ended September 30, 2017 to $1,046.3 million for the nine months ended September 30, 2018. Excluding the impact of foreign exchange, employee benefit expenses increased by 5.1%, mainly due to higher revenues in Brazil and Americas, partially offset by Spain. As a percentage of revenue, employee benefit expenses represented 74.2% and 74.9% for the nine months ended September 30, 2017 and 2018, respectively.

 Depreciation and amortization: Depreciation and amortization expenses decreased by $6.7 million, or 8.6%, from $78.4 million for the nine months ended September 30, 2017 to $71.7 million for the nine months ended September 30, 2018. Excluding the impact of foreign exchange, depreciation and amortization expense decreased by 2.4% driven by decrease in capital expenditures.

Changes in trade provisions: Changes in trade provisions increased by $0.4 million, from zero to a loss of $0.4 million for the nine months ended September 30, 2017 and 2018 respectively.

Other operating expenses: Other operating expenses decreased by $16.2 million, or 8.9%, from $181.0 million for the nine months ended September 30, 2017 to $164.8 million for the nine months ended September 30, 2018. Excluding the impact of foreign exchange, other operating expenses decreased by 1.8%. As a percentage of revenue, other operating expenses were 12.5% and 11.8% for the nine months ended September 30, 2017 and 2018, respectively.

Brazil

Total operating expenses in Brazil decreased by $41.0 million, or 6.0%, from $686.2 million for the nine months ended September 30, 2017 to $645.2 million for the nine months ended September 30, 2018. Excluding the impact of foreign exchange, operating expenses in Brazil increased by 6.2%, mainly impacted by increase in employee benefit expenses, as explained above. Operating expenses as a percentage of revenue increased from 95.3% to 97.1%, for the nine months ended September 30, 2017 and 2018, respectively.

Americas

Total operating expenses in Americas increased by $0.7 million, or 0.1%, from $540.1 million for the nine months ended September 30, 2017 to $540.8 million for the nine months ended September 30, 2018. Excluding the impact of foreign exchange, operating expenses in Americas increased by 6.7%, mainly impacted by increase in employee benefit expenses and other operating expenses reflecting the higher operating activity in the region. Operating expenses as a percentage of revenue remained stable at 96.9%, for the nine months ended September 30, 2017 and 2018, respectively.

EMEA

Total operating expenses in EMEA increased by $11.2 million, or 6.7%, from $166.7 million for the nine months ended September 30, 2017 to $177.9 million for the nine months ended September 30, 2018. Excluding the impact of foreign exchange, operating expenses in EMEA decreased by 0.7% mostly driven by the reduction in employee benefit expenses in the period. Operating expenses as a percentage of revenue decreased from 99.9% to 98.3%, for the nine months ended September 30, 2017 and 2018, respectively.

Operating profit

Operating profit increased by $1.7 million, from $72.4 million for the nine months ended September 30, 2017 to $74.1 million for the nine months ended September 30, 2018, an increase of 2.3%. Excluding the impact of foreign exchange, operating profit increased 13.7%. Operating profit margin increased of 0.3 percentage points from 5.0% for the nine months ended September 30, 2017 to 5.3% for the nine months ended September 30, 2018 mainly reflecting higher operating profit in Americas.

Brazil

Operating profit in Brazil decreased by $21.5 million, from $43.5 million for the nine months ended September 30, 2017 to $22.0 million for the nine months ended September 30, 2018. Excluding the impact of foreign exchange, operating profit decreased by 43.1%, reflecting the lower profitability in the first half of 2018 from certain clients’ programs. Operating profit margin in Brazil decreased from 6.0% for nine months ended September 30, 2017 to 3.3% for the nine months ended September 30, 2018.

Americas

Operating profit in Americas increased by $4.2 million, from $25.0 million for the nine months ended September 30, 2017 to $29.2 million for the nine months ended September 30, 2018. Excluding the impact of foreign exchange, operating profit increased by 26.7%, reflecting higher volumes from multisector clients, partially offset by higher operating expenses. Operating profit margin in Americas increased from 4.5% for the nine months ended September 30, 2017 to 5.2% for the nine months ended September 30, 2018.

EMEA

Operating profit in EMEA increased by $3.1 million, from $0.7 million for the nine months ended September 30, 2017 to $3.8 million for the nine months ended September 30, 2018. Excluding the impact of foreign exchange, operating profit increased by $2.7 million reflecting higher volumes from multisector, especially telecom clients other than Telefónica. Operating profit margin improved from 0.4% for the nine months ended September 30, 2017 to 2.1% for the nine months ended September 30, 2018.

Finance income

Finance income was $2.2 million for the nine months ended September 30, 2018, compared to $6.0 million for the nine months ended September 30, 2017. Excluding the impact of foreign exchange, finance income decreased by 59.9% during the nine months ended September 30, 2018 mainly due to lower average cash position.

Finance costs

Finance costs decreased by $37.1 million, or 54.6%, from $68.0 million for the nine months ended September 30, 2017 to $30.9 million for the nine months ended September 30, 2018. Excluding the impact of foreign exchange, finance costs decreased by 52.3% during the nine months ended September 30, 2018. The decrease in finance costs was mostly driven by the one-off negative effect in the nine months ended September 30, 2017 of $18.5 million related to the debt refinancing concluded in August 2017, combined with lower interest expenses from the new debt issued in 2017.

Change in fair value of financial instruments

Change in fair value of financial instruments altered by $2.6 million, from a loss of $2.6 million for the nine months ended September 30, 2017 to zero for the nine months ended September 30, 2018. This change is mainly related to positive mark-to-market adjustments on certain hedging instruments.

Net foreign exchange gain/(loss)

Net foreign exchange loss increased by $26.9 million, from a loss of $4.2 million for the nine months ended September 30, 2017 to a loss of $31.1 million for the nine months ended September 30, 2018. This loss was mainly due to the Brazilian Real and Argentine Peso depreciation against the U.S. dollar that impacted our intercompany balances and therefore has no cash impact.

Income tax expense

Income tax expense for the nine months ended September 30, 2017 and 2018 totaled $8.3 million and $8.9 million, respectively. This change is due to the positive profit before income tax in 2017 and 2018.

Profit/(loss) for the period

Profit/(loss) for the period changed from a loss of $4.7 million for the nine months ended September 30, 2017 to a profit of $5.4 million for the nine months ended September 30, 2018, as a result of the factors discussed above.

EBITDA and Adjusted EBITDA

EBITDA decreased by $5.0 million, or 3.3%, from $150.8 million for the nine months ended September 30, 2017 to $145.8 million for the nine months ended September 30, 2018. Excluding the impact of foreign exchange, EBITDA increased by 5.2% mainly driven by lower volumes in Americas and higher operating expenses in Brazil.

Brazil

Adjusted EBITDA decreased by $25.2 million, or 26.5%, from $95.1 million for the nine months ended September 30, 2017 to $69.8 million for the nine months ended September 30, 2018. Excluding the impact of foreign exchange, Adjusted EBITDA decreased by 17.2%. This decrease in Adjusted EBITDA reflects the lower profitability from certain clients’ programs. The difference between EBITDA and Adjusted EBITDA for the nine months ended September 30, 2018 is due to the exclusion of items that were not related to our core results of operation, most of them related to corporate charges between the countries, that are eliminated at consolidated level.

Americas

Adjusted EBITDA increased by $3.8 million, or 6.1%, from $62.9 million for the nine months ended September 30, 2017 to $66.8 million for the nine months ended September 30, 2018. Excluding the impact of foreign exchange, Adjusted EBITDA increased $6.7 million, or 11.2%, respectively. The increase in Adjusted EBITDA reflects revenue growth specially from multisector clients. The difference between EBITDA and Adjusted EBITDA for the nine months ended September 30, 2018 is due to the exclusion of items that were not related to our core results of operation, most of them related to corporate charges between the countries, that are eliminated at consolidated level.

EMEA

Adjusted EBITDA increased by 5.1 or 43.5%, from $11.6 million for the nine months ended September 30, 2017 to $16.7 million for the nine months ended September 30, 2018. Excluding the impact of foreign exchange, Adjusted EBITDA increased by $3.6 million, or 27.2%. The increase in Adjusted EBITDA reflects higher volumes from Multisector clients, especially telecom clients other than Telefónica as well as other multisector clients. The difference between EBITDA and Adjusted EBITDA for the nine months ended September 30, 2018 is due to the exclusion of items that were not related to our core results of operation, most of them related to corporate charges between the countries, that are eliminated at consolidated level.

Liquidity and Capital Resources

As of September 30, 2018, our outstanding debt was $458.0 million, which includes $393.3 million of our 6.125% Senior Secured Notes due 2022, $16.2 million of Brazilian Debentures, $27.9 million of financing provided by BNDES, $6.2 million of finance lease payables and $14.3 million of other bank borrowings, especially short-term financing for working capital needs.

During the three months ended September 30, 2018, our cash flow provided by operating activities was $27.9 million, which includes interest paid of $18.6 million. Our cash flow from operating activities, before giving effect to the payment of interest, was $46.5 million.

During the nine months ended September 30, 2018, our cash flow provided by operating activities was $37.4 million, which includes interest paid of $45.1 million. Our cash flow from operating activities, before giving effect to the payment of interest, was $82.5 million.

Consolidated Statements of Cash Flows for the Three and Nine Months Ended September 30, 2017 and 2018
($ MILLIONS, UNLESS OTHERWISE INDICATED)

	For the three months ended September 30,		For the nine months ended September 30,
	2017	2018	2017	2018
	(unaudited)
Operating activities
(Loss)/profit before income tax	(12.9)	6.9	3.6	14.3
Adjustments to reconcile (loss)/profit before income tax to net cash flows:
Amortization and depreciation	29.6	21.8	78.4	71.7
Changes in trade provisions	-	(0.3)	-	(0.4)
Share-based payment expense	1.6	2.0	3.3	5.0
Change in provisions	5.8	(1.3)	10.2	7.4
Grants released to income	(0.1)	(0.2)	(0.3)	(0.6)
Losses on disposal of fixed assets	(0.3)	0.3	0.8	0.4
Losses on disposal of financial assets	-	-	-	0.3
Finance income	(2.4)	(0.8)	(6.0)	(2.2)
Finance costs	34.5	3.9	68.0	30.9
Net foreign exchange differences	3.2	9.3	4.2	31.1
Change in fair value of financial instruments	2.4	5.9	2.6	-
Changes in other (gains)/losses and own work capitalized	(6.7)	-	(1.4)	(0.3)
	67.7	40.4	159.7	143.2
Changes in working capital:
Changes in trade and other receivables	16.1	1.4	(40.2)	(63.9)
Changes in trade and other payables	5.3	6.4	21.5	16.7
Other assets/(payables)	(7.4)	(6.3)	(25.1)	(8.3)
	14.0	1.5	(43.8)	(55.5)

Interest paid	(37.2)	(18.6)	(69.1)	(45.1)
Interest received	46.3	0.2	49.7	0.5
Income tax paid	(4.8)	(2.2)	(14.9)	(12.7)
Other payments	(3.3)	(0.3)	(14.1)	(7.3)
	1.0	(20.9)	(48.4)	(64.7)
Net cash flows from operating activities	69.8	27.9	71.2	37.4
Investing activities
Payments for acquisition of intangible assets	(3.6)	(4.9)	(23.6)	(16.0)
Payments for acquisition of property, plant and equipment	(9.6)	(4.7)	(26.4)	(22.5)
Acquisition of subsidiaries, net of cash acquired	-	-	(14.5)	-
Payments for financial instruments	-	-	-	(0.3)
Proceeds from sale of PP&E and intangible assets	0.1	-	0.2	0.4
Net cash flows used in investing activities	(13.1)	(9.6)	(64.4)	(38.3)
Financing activities
Proceeds from borrowing from third parties	401.3	-	467.3	51.1
Repayment of borrowing from third parties	(446.4)	(18.0)	(515.4)	(74.4)
Dividends paid to company's shareholders	-	(0.7)	-	(0.9)
Acquisition of treasury shares	-	(5.3)	-	(5.3)
Net cash flows used in financing activities	(45.1)	(24.0)	(48.1)	(29.5)
Net increase/(decrease) in cash and cash equivalents	11.7	(5.7)	(41.3)	(30.5)
Exchange differences	5.0	(3.0)	10.1	(13.6)
Cash and cash equivalents at beginning of period	146.3	106.4	194.0	141.8
Cash and cash equivalents at end of period	162.8	97.7	162.8	97.7

Cash Flow

As of September 30, 2018, we had cash and cash equivalents of $97.7 million. We believe that our current cash flow used in operating activities and financing arrangements will provide us with sufficient liquidity to meet our working capital needs.

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2017	2018	2017	2018
	(unaudited)
Cash flows from operating activities	69.8	27.9	71.2	37.4
Cash flows used in investing activities	(13.1)	(9.6)	(64.4)	(38.3)
Cash flows used in financing activities	(45.1)	(24.0)	(48.1)	(29.5)
Net increase/(decrease) in cash and cash equivalents	11.7	(5.7)	(41.3)	(30.5)
Effect of changes in exchanges rates	5.0	(3.0)	10.1	(13.6)

Cash Flows from Operating Activities

Three and Nine Months Ended September 30, 2017 Compared to Three and Nine Months Ended September 30, 2018

Cash provided by operating activities, which includes interest paid, was $27.9 million for the three months ended September 30, 2018 compared to $69.8 million for the three months ended September 30, 2017. This change reflects (i) a $24.8 million increase in working capital headwind from one-off positive impact in the three months ended September 30, 2017 and (ii) the net positive one-off effect of $27.6 million related to the debt refinancing ($46.1 million gain on hedging unwind and $18.5 million of refinancing cost) during the three months ended September 30, 2017. For the nine months ended September 30, 2018 cash provided by operating activities, which includes interest paid, was $37.4 million compared to cash provided by operating activities of $71.2 million for the same period in the prior year.

Cash Flows used in Investing Activities

Three and Nine Months Ended September 30, 2017 Compared to Three and Nine Months Ended September 30, 2018

Cash used in investing activities was $9.6 million for the three months ended September 30, 2018 compared to cash used in investment activities of $13.1 million for the three months ended September 30, 2017. For the nine months ended September 30, 2018 cash used in investing activities was $38.3 million compared to $64.4 million for the same period in the prior year. The variance is mainly due to the Interfile acquisition in 2017.

Cash Flows used in Financing Activities

Three and Nine Months Ended September 30, 2017 Compared to Three and Nine Months Ended September 30, 2018

Cash used in financing activities was $24.0 million for the three months ended September 30, 2018 compared to a cash used in financing activities of $45.1 million for the three months ended September 30, 2017. For the nine months ended September 30, 2018 cash used in financing activities was $29.5 million compared to $48.1 million for the same period in the prior year. This variance is mainly due to monthly contractual BNDES amortization, semi-annual contractual Debentures amortization and repayment of certain short-term loans for working capital needs.

Finance leases

The Company holds the following assets under finance leases:

	As of September 30,
	2017	2018
($ in millions)	Net carrying amount of asset	Net carrying amount of asset
Finance leases	(unaudited)
Plant and machinery	2.2	1.2
Furniture, tools and other tangible assets	1.3	5.3
Total	3.5	6.5

The present value of future finance lease payments is as follow:

	As of September 30,
	2017	2018
($ in millions)	Net carrying amount of asset	Net carrying amount of asset
	(unaudited)
Up to 1 year	3.8	3.3
Between 1 and 5 years	5.3	3.0
Total	9.1	6.2

Capital Expenditure

Our business has significant capital expenditure requirements, including for the construction and initial fit-out of our service delivery centers; improvements and refurbishment of leased facilities for our service delivery centers; acquisition of various items of property, plant and equipment, mainly comprised of furniture, computer equipment and technology equipment; and acquisition and upgrades of our software or specific customer’s software.

The funding of the majority of our capital expenditure is covered by existing cash and EBITDA generation. The table below shows our capital expenditure by segment for the three and nine months ended September 30, 2017 and 2018.

	For the three months ended September 30,		For the nine months ended September 30,
	2017	2018	2017	2018
($ in millions)	(unaudited)

Brazil (*)	8.1	5.6	20.1	34.0
Americas	6.9	7.2	13.6	28.5
EMEA	1.4	1.5	2.1	4.8
Other and eliminations	-	-	(0.1)	-
Total capital expenditure	16.4	14.3	35.7	67.3

(*) For the nine months ended September 30, 2017 the amount invested by the Company's principal capital expenditures does not include Interfile acquisition and the amount paid to extend the partnership with Itaú.

The capital expenditures for the nine months ended September 30, 2018 reflect mainly the acquisition by Atento of the rights to software’s use of $38.5 million, the construction of a new site in Puerto Rico in the amount of $5.1 million, the construction of new sites in Mexico (Azafran and Centro Histórico) in the amount of $1.4 million, development of software Visibility and Control in Atento Brasil in the amount of $2.3 million and implementation of a new site in Atento Brasil in the amount of $3.5 million. Refer to Notes 7 and 9 of the interim condensed consolidated financial information.

Atento s.a. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2017 and September 30, 2018
(In thousands of U.S. dollars, unless otherwise indicated)
ASSETS	Notes
		December 31,	September 30,
		2017	2018
		(audited)	(unaudited)

NON-CURRENT ASSETS		764,127	675,299

Intangible assets		230,104	214,259
Goodwill		153,144	128,656
Property, plant and equipment		152,195	115,680
Non-current financial assets		90,076	85,740
Trade and other receivables	11	21,677	12,380
Other non-current financial assets	11	60,222	62,458
Derivative financial instruments	12	8,177	10,902
Other taxes receivable		7,282	5,956
Deferred tax assets		131,326	125,008

CURRENT ASSETS		566,178	534,823

Trade and other receivables		410,534	419,188
Trade and other receivables	11	388,565	391,358
Current income tax receivable		21,969	27,830
Other taxes receivable		12,072	16,903
Other current financial assets	11	1,810	1,008
Cash and cash equivalents	11	141,762	97,724

TOTAL ASSETS		1,330,305	1,210,122

The accompanying notes are an integral part of the interim condensed consolidated financial information.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2017 and September 30, 2018
(In thousands of U.S. dollars, unless otherwise indicated)

EQUITY AND LIABILITIES	Notes	December 31,	September 30,
		2017	2018
		(audited)	(unaudited)

TOTAL EQUITY		377,839	316,810
EQUITY ATTRIBUTABLE TO:
NON-CONTROLLING INTEREST		9,476	9,250
OWNERS OF THE PARENT COMPANY		368,363	307,560

Share capital	10	48	48
Reserve for acquisition of non-controlling interest	10	(23,531)	(23,531)
Share premium		639,435	615,288
Treasury shares	10	-	(5,337)
Retained losses		(94,535)	(66,403)
Translation differences		(170,063)	(227,179)
Hedge accounting effects		9,594	3,203
Stock-based compensation		7,415	11,471
NON-CURRENT LIABILITIES		582,870	543,838

Deferred tax liabilities		43,942	33,348
Debt with third parties	12	439,731	414,268
Derivative financial instruments	12	5,140	2,241
Provisions and contingencies	13	61,186	52,478
Non-trade payables		8,094	18,597
Option for the acquisition of non-controlling interest		23,752	19,624
Other taxes payable		1,025	3,282

CURRENT LIABILITIES		369,596	349,474

Debt with third parties	12	46,560	43,711
Derivative financial instruments	12	1,212	596
Trade and other payables		302,756	291,109
Trade payables		94,078	73,907
Income tax payables		8,058	11,355
Other taxes payables		86,166	90,281
Other non-trade payables		114,454	115,566
Provisions and contingencies	13	19,068	14,058
TOTAL EQUITY AND LIABILITIES		1,330,305	1,210,122

The accompanying notes are an integral part of the interim condensed consolidated financial information.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the nine months ended September 30, 2017 and 2018
(In thousands of U.S. dollars, unless otherwise indicated)

		For the three months ended September 30,		For the nine months ended September 30,
	Notes	2017	2018	2017	2018
		(unaudited)		(unaudited)

Revenue		501,284	432,614	1,442,994	1,396,384
Other operating income		4,808	7,229	13,861	15,140
Other gains and own work capitalized		27	-	66	22
Operating expenses:
Supplies		(20,767)	(19,542)	(55,070)	(54,242)
Employee benefit expenses		(369,141)	(321,549)	(1,069,985)	(1,046,292)
Depreciation		(14,413)	(12,338)	(37,290)	(31,827)
Amortization		(15,156)	(9,428)	(41,082)	(39,845)
Changes in trade provisions		13	(266)	(13)	(406)
Other operating expenses		(61,802)	(51,544)	(181,096)	(164,829)
OPERATING PROFIT		24,853	25,176	72,385	74,105

Finance income		2,411	814	6,027	2,171
Finance costs		(34,544)	(3,912)	(68,005)	(30,877)
Change in fair value of financial instruments		(2,374)	(5,912)	(2,642)	-
Net foreign exchange loss		(3,197)	(9,302)	(4,155)	(31,104)
NET FINANCE EXPENSE		(37,704)	(18,312)	(68,775)	(59,810)
PROFIT BEFORE INCOME TAX		(12,851)	6,864	3,610	14,295
Income tax benefit/(expense)	14	2,832	(3,801)	(8,259)	(8,856)
(LOSS)/PROFIT FOR THE PERIOD		(10,019)	3,063	(4,649)	5,439
(LOSS)/PROFIT ATTRIBUTABLE TO:
OWNERS OF THE PARENT		(12,013)	2,684	(6,906)	3,985
NON-CONTROLLING INTEREST		1,994	379	2,257	1,454
(LOSS)/PROFIT FOR THE PERIOD		(10,019)	3,063	(4,649)	5,439
(LOSS)/EARNINGS PER SHARE:
Basic (loss)/earnings per share (in U.S. dollars)	15	(0.16)	0.04	(0.09)	0.05
Diluted (loss)/earnings per share (in U.S. dollars)	15	(0.16)	0.04	(0.09)	0.05

The accompanying notes are an integral part of the interim condensed consolidated financial information.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
For the nine months ended September 30, 2017 and 2018
(In thousands of U.S. dollars, unless otherwise indicated)

	For the three months ended September 30,		For the nine months ended September 30,
	2017	2018	2017	2018
	(unaudited)		(unaudited)
(Loss)/profit for the period	(10,019)	3,063	(4,649)	5,439
Other comprehensive income/(loss)
Other comprehensive income/(loss) to be reclassified to profit and loss in subsequent periods
Cash flow/net investment hedge	(7,736)	(4,492)	(30,546)	(6,391)
Tax effect on hedge	(251)	-	403	-
Translation differences	18,614	(12,344)	28,150	(58,796)
Other comprehensive income/(loss)	10,627	(16,836)	(1,993)	(65,187)
Total comprehensive income/(loss)	608	(13,773)	(6,642)	(59,748)
Total comprehensive income/(loss) attributable to:
Owners of the parent	(2,513)	(13,685)	(10,029)	(59,522)
Non-controlling interest	3,121	(88)	3,387	(226)
Total comprehensive income/(loss)	608	(13,773)	(6,642)	(59,748)

The accompanying notes are an integral part of the interim condensed consolidated financial information.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the nine months ended September 30, 2017 and 2018
(In thousands of U.S. dollars, unless otherwise indicated)

	Share capital	Share premium	Treasury shares	Reserve for acquisition of non-controlling interest	Retained losses	Translation differences	Hedge accounting effects	Stock-based compensation	Total owners of the parent company	Non-controlling interest	Total equity
Balance at January 1, 2017	48	639,435	-	(1,057)	(53,598)	(193,529)	35,521	4,101	430,921	(718)	430,203
Comprehensive income/(loss) for the period	-	-	-	-	(6,906)	27,020	(30,143)	-	(10,029)	3,387	(6,642)
Profit for the period	-	-	-	-	(6,906)	-	-	-	(6,906)	2,257	(4,649)
Other comprehensive income/(loss), net of taxes	-	-	-	-	-	27,020	(30,143)	-	(3,123)	1,130	(1,993)
Reserve for acquisition of non-controlling interest	-	-	-	(22,474)	-	-	-	-	(22,474)	-	(22,474)
Stock-based compensation	-	-	-	-	-	-	-	2,180	2,180	-	2,180
Non-controlling interest	-	-	-	-	-	-	-	-	-	9,022	9,022
Balance at September 30, 2017 (*)	48	639,435	-	(23,531)	(60,504)	(166,509)	5,378	6,281	400,598	11,691	412,289

	Share capital	Share premium	Treasury shares	Reserve for acquisition of non-controlling interest	Retained losses	Translation differences	Hedge accounting effects	Stock-based compensation	Total owners of the parent company	Non-controlling interest	Total equity
Balance at January 1, 2018	48	639,435	-	(23,531)	(94,535)	(170,063)	9,594	7,415	368,363	9,476	377,839

Comprehensive income/(loss) for the period	-	-	-	-	3,985	(57,116)	(6,391)	-	(59,522)	(226)	(59,748)
Profit/(loss) for the period	-	-	-	-	3,985	-	-	-	3,985	1,454	5,439
Other comprehensive income/(loss), net of taxes	-	-	-	-	-	(57,116)	(6,391)	-	(63,507)	(1,680)	(65,187)
Compensation of retained losses	-	(24,147)	-	-	24,147		-	-	-	-	-
Stock-based compensation	-	-	-	-	-	-	-	4,056	4,056	-	4,056
Aquisition of treasury shares	-	-	(5,337)	-	-	-	-	-	(5,337)	-	(5,337)
Balance at September 30, 2018 (*)	48	615,288	(5,337)	(23,531)	(66,403)	(227,179)	3,203	11,471	307,560	9,250	316,810

(*) unaudited
The accompanying notes are an integral part of the interim condensed consolidated financial information.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine months ended September 30, 2017 and 2018
(In thousands of U.S. dollars, unless otherwise indicated)

	For the nine months ended September 30,
	2017	2018
	(unaudited)
Operating activities
Profit before income tax	3,610	14,295
Adjustments to reconcile profit before income tax to net cash flows:
Amortization and depreciation	78,372	71,672
Changes in trade provisions	13	(406)
Share-based payment expense	3,287	4,974
Change in provisions	10,216	7,363
Grants released to income	(318)	(629)
Losses on disposal of fixed assets	826	402
Losses on disposal of financial assets	-	286
Finance income	(6,027)	(2,171)
Finance costs	68,005	30,877
Net foreign exchange differences	4,155	31,104
Change in fair value of financial instruments	2,642	-
Changes in other (gains)/losses and own work capitalized	(1,390)	(259)
	159,781	143,213
Changes in working capital:
Changes in trade and other receivables	(40,201)	(63,887)
Changes in trade and other payables	21,502	16,717
Other payables	(25,097)	(8,300)
	(43,796)	(55,470)

Interest paid	(69,131)	(45,101)
Interest received	49,725	472
Income tax paid	(14,916)	(12,692)
Other payments	(14,056)	(7,335)
	(48,378)	(64,656)
Net cash flows from operating activities	71,217	37,382
Investing activities
Payments for acquisition of intangible assets	(23,635)	(15,978)
Payments for acquisition of property, plant and equipment	(26,440)	(22,540)
Acquisition of subsidiaries, net of cash acquired	(14,512)	-
Payments for financial instruments	-	(264)
Proceeds from sale of PP&E and intangible assets	159	437
Net cash flows used in investing activities	(64,428)	(38,345)
Financing activities
Proceeds from borrowing from third parties	467,329	51,112
Repayment of borrowing from third parties	(515,394)	(74,410)
Dividends paid to company's shareholders	-	(880)
Acquisition of treasury shares	-	(5,337)
Net cash flows used in financing activities	(48,065)	(29,515)
Net decrease in cash and cash equivalents	(41,276)	(30,478)
Exchange differences	10,081	(13,560)
Cash and cash equivalents at beginning of period	194,035	141,762
Cash and cash equivalents at end of period	162,840	97,724

The accompanying notes are an integral part of the interim condensed consolidated financial information.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL information FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

1. ACTIVITY OF ATENTO S.A. AND CORPORATE INFORMATION

(a) Description of business

Atento S.A., formerly Atento Floatco S.A. (hereinafter the “Company”), and its subsidiaries (hereinafter “Atento Group”) is a group of companies that offers customer relationship management services to its clients through contact centers or multichannel platforms.

The Company was incorporated on March 5, 2014 under the laws of the GrandDuchy of Luxembourg, with its registered office in Luxembourg at 4, Rue Lou Hemmer.

The Atento Group was acquired in 2012 by Bain Capital Partners, LLC (hereinafter “Bain Capital”). Bain Capital is a private investment fund that invests in companies with a high growth potential. Notable among its investments in the Customer Relationship Management (hereinafter “CRM”) sector is its holding in ellsystem 24, a leader in customer service in Japan, and Genpact, the largest business management services company in the world.

In December 2012, Bain Capital entered into a final agreement with Telefónica, S.A. for the transfer of nearly 100% of the CRM business carried out by Atento Group (hereinafter the “Acquisition”), the parent company of which was Atento Inversiones y Teleservicios, S.A. (hereinafter “AIT”). The Venezuela based subsidiaries of the group headed by AIT, and AIT, except for some specific assets and liabilities, were not included in the Acquisition. Control was transferred for the purposes of creating the consolidated Atento Group on December 1, 2012.

The majority direct shareholder of the Company, ATALAYA Luxco PIKCo, S.C.A. (Luxembourg), is a holding company incorporated under the laws of the Grand-Duchy of Luxembourg.

The Company’s corporate purpose is to hold investments in companies in Luxembourg and abroad, purchase and sell, subscribe or any other format, and transfer through sale, swap or otherwise of securities of any kind, and administration, management, control and development of the investment portfolio.

The Company may also act as the guarantor of loans and securities, as well as assisting companies in which it holds direct or indirect interests or that form part of its group. The Company may secure funds, with the exception of public offerings, through any kind of lending, or through the issuance of bonds, securities or debt instruments in general.

The Company may also carry on any commercial, industrial, financial, real estate business or intellectual property related activity that it deems necessary to meet the aforementioned corporate purposes.

The corporate purpose of its subsidiaries, with the exception of the intermediate holding companies, is to establish, manage and operate CRM centers through multichannel platforms; provide telemarketing, marketing and “call center” services through service agencies or in any other format currently existing or which may be developed in the future by the Atento Group; provide telecommunications, logistics, telecommunications system management, data transmission, processing and internet services and to promote new technologies in these areas; offer consultancy and advisory services to clients in all areas in connection with telecommunications, processing, integration systems and new technologies, and other services related to the above. The Company’s ordinary shares trade on NYSE under the symbol “ATTO”.

The interim condensed consolidated financial information was approved by the Board of Directors on November 6, 2018.

(b) Seasonality

Our performance is subject to seasonal fluctuations, which is primarily due to (i) the initial costs to train and hire new employees at new service delivery centers to provide additional services to our clients, and (ii) statutorily mandated minimum wage and salary increases of operators, supervisors and coordinators in many of the countries in which we operate, whereas revenue increases related to inflationary adjustments and contracts negotiations generally take effect after the half year. These seasonal effects also cause differences in revenue and expenses among the various quarters of any financial year, which means that the individual quarters of a year should not be directly compared with each other or used to predict financial operations.

(c) Foreign currencies

In May 2018, the Argentine Peso underwent a severe devaluation resulting in an accumulated inflation rate of three years upper to 100% in Argentina. For the application of the inflationary accounting under Financial Reporting in Hyperinflationary Economies (IAS 29) the Company calculated the effects of those Argentine operations for the period ended September 2018 and concluded that the impact was not material, as the Argentine subsidiary is relatively not relevant for the Company’s consolidated activities as a whole.

2. BASIS OF PRESENTATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The interim condensed consolidated financial information has been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The information does not meet all disclosure requirements for the presentation of full annual financial statements and thus should be read in conjunction with the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2017. The interim condensed consolidated financial information have been prepared on a historical costs basis, with the exception of derivative financial instruments and financial liability related to the option for acquisition of non-controlling interest, which have been measured at fair value. The interim condensed consolidated financial information is for the Atento Group.

The figures in this interim condensed consolidated financial information is expressed in thousands of dollars, unless indicated otherwise. U.S. Dollar is the Atento Group’s presentation currency.

3. COMPARATIVE INFORMATION

On June 9, 2017, the Company, through its subsidiary Atento Brasil, acquired control of Interfile Serviços de BPO Ltda. and of Interservicer – Serviços em Crédito Imobiliário Ltda. (jointly, “Interfile”), a leading provider of BPO services and solutions, including credit origination, for the banking and financial services sector in Brazil.

4. ACCOUNTING POLICIES

There were no significant changes in accounting policies and calculation methods used for the interim condensed consolidated financial information as of September 30, 2018 in relation to those presented in the annual financial statements for the year ended December 31, 2017 except for IFRS 15 and IFRS 9 which were adopted on January 1, 2018.

a)                   Critical accounting estimates and assumptions

The preparation of the interim condensed consolidated financial information under IAS 34 requires the use of certain assumptions and estimates that affect the recognized amount of assets, liabilities, income and expenses, as well as the related disclosures.

Some of the accounting policies applied in preparing the accompanying interim condensed consolidated financial information required Management to apply significant judgments in order to select the most appropriate assumptions for determining these estimates. These assumptions and estimates are based on Management experience, the advice of consultants and experts, forecasts and other circumstances and expectations prevailing at year end. Management’s evaluation takes into account the global economic situation in the sector in which the Atento Group operates, as well as the future outlook for the business. By virtue of their nature, these judgments are inherently subject to uncertainty. Consequently, actual results could differ substantially from the estimates and assumptions used. Should this occur, the values of the related assets and liabilities would be adjusted accordingly.

Although these estimates were made on the basis of the best information available at each reporting date on the events analyzed, events that take place in the future might make it necessary to change these estimates in coming years. Changes in accounting estimates would be applied prospectively in accordance with the requirements of IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, recognizing the effects of the changes in estimates in the related interim condensed consolidated statements of operations.

An explanation of the estimates and judgments that entail a significant risk of leading to a material adjustment in the carrying amounts of assets and liabilities in the coming financial period is as follow:

Useful lives of property, plant and equipment and intangible assets

The accounting treatment of items of property, plant and equipment and intangible assets entails the use of estimates to determine their useful lives for depreciation and amortization purposes. In determining the useful life, it is necessary to estimate the level of use of assets as well as forecast technological trends in the assets. Assumptions regarding the level of use, the technological framework and the future development require a significant degree of judgment, bearing in mind that these aspects are rather difficult to foresee. Changes in the level of use of assets or in their technological development could result in a modification of their useful lives and, consequently, in the associated depreciation or amortization.

Impairment of goodwill

The Atento Group tests goodwill for impairment annually, in accordance with the accounting principle disclosed in the consolidated financial statements for the year ended December 31, 2017. Goodwill is subject to impairment testing as part of the cash-generating unit to which it has been allocated. The recoverable amounts of cash-generating units defined in order to identify potential impairment in goodwill are determined on the basis of value in use, applying five-year financial forecasts based on the Atento Group’s strategic plans, approved and reviewed by Management. These calculations entail the use of assumptions and estimates and require a significant degree of judgment. The main variables considered in the sensitivity analyses are growth rates, discount rates using the Weighted Average Cost of Capital (“WACC”) and the key business variables.

Deferred taxes

The Atento Group assesses the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these deferred amounts depends ultimately on the Atento Group’s ability to generate taxable earnings over the period in which the deferred tax assets remain deductible. This analysis is based on the estimated timing of the reversal of deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.

The appropriate classification of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual income tax receipts and payments could differ from the estimates made by the Atento Group as a result of changes in tax legislation or unforeseen transactions that could affect the tax balances.

The Atento Group has recognized deferred tax assets corresponding to losses carried forward since, based on internal projections, it is probable that it will generate future taxable profits against which they may be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of that deferred tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Provisions and contingencies

Provisions are recognized when the Atento Group has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. This obligation may be legal or constructive, deriving from, inter alia, regulations, contracts, customary practice or public commitments that would lead third parties to reasonably expect that the Atento Group will assume certain responsibilities. The amount of the provision is determined based on the best estimate of the outflow of resources embodying economic benefit that will be required to settle the obligation, taking into account all available information as of the reporting date, including the opinions of independent experts such as legal counsel or consultants.

No provision is recognized if the amount of liability cannot be estimated reliably. In such cases, the relevant information is disclosed in the notes to the interim condensed consolidated financial information.

Given the uncertainties inherent in the estimates used to determine the amount of provisions, actual outflows of resources may differ from the amounts recognized originally on the basis of these estimates.

Fair value of derivatives

The Atento Group uses derivative financial instruments to mitigate risks, primarily derived from possible fluctuations in interest and exchange rates. Derivatives are recognized at the inception of the contract at fair value.

The fair values of derivative financial instruments are calculated on the basis of observable market data available, either in terms of market prices or through the application of valuation techniques. The valuation techniques used to calculate the fair value of derivative financial instruments include the discounting of future cash flow associated with the instruments, applying assumptions based on market conditions at the valuation date or using prices established for similar instruments, among others. These estimates are based on available market information and appropriate valuation techniques. The fair values calculated could differ significantly if other market assumptions and/or estimation techniques were applied.

b)                    New standards and interpretations not yet adopted

The reporting standards below were published and are mandatory for future annual reporting periods:

Title of standard	IFRS 16 Leases
Nature of change

IFRS 16 was issued in January 2016. It will result in almost all leases being recognized on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low-value leases.

The accounting for lessors will not significantly change.

Impact

The standard will affect primarily the accounting for the Group’s operating leases. As at the reporting date, the Group has operating lease commitments of 188,157 thousand U.S. dollars. However, the Group has not yet determined to what extent these commitments will result in the recognition of an asset and a liability for future payments and how this will affect the Group’s profit and classification of cash flows.

Some of the commitments may be covered by the exception for short-term and low-value leases and some commitments may relate to arrangements that will not qualify as leases under IFRS 16.

Mandatory application date/ Date of adoption by group	Mandatory for financial years commencing on or after January 1, 2019. At this stage, the Atento Group does not intend to adopt the standard before its effective date.

Title of standard	IFRIC Interpretation 23 Uncertainty over Income Tax Treatment
Key requirements

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments.

The Interpretation specifically addresses the following:

•    Whether an entity considers uncertain tax treatments separately;

•    The assumptions an entity makes about the examination of tax treatments by taxation authorities;

•    How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates;

•    How an entity considers changes in facts and circumstances.

Mandatory application date/ Date of adoption by group

An entity must determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed.

The interpretation is effective for annual reporting periods beginning on or after January 1, 2019, but certain transition reliefs are available. The Group will apply interpretation from its effective date.

There are no other standards that are not yet effective and that would be expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

5. MANAGEMENT OF FINANCIAL RISK

5.1 Financial risk factors

The Atento Group's activities are exposed to various types of financial risks: market risk (including currency risk, interest rate risk and country risk), credit risk and liquidity risk. The Atento Group's global risk management policy aims to minimize the potential adverse effects of these risks on the Atento Group's results of operations. The Atento Group also uses derivative financial instruments to hedge certain risk exposures.

This unaudited interim condensed consolidated financial information does not include all financial risk management information and disclosures required in the annual financial statements and therefore they should be read in conjunction with the Atento Group’s consolidated financial statements as of and for the year ended December 31, 2017. For the nine months ended September 30, 2018 there have not been changes in any risk management policies.

Country Risk

To manage or mitigate country risk, we repatriate the funds generated in the Americas and Brazil that are not required for the pursuit of new profitable business opportunities in the region and subject to the restrictions of our financing agreements.

Interest Rate Risk

Interest rate risk arises mainly as a result of changes in interest rates which affect: finance costs of debt bearing interest at variable rates (or short-term maturity debt expected to be renewed), as a result of fluctuations in interest rates, and the value of non-current liabilities that bear interest at fixed rates. Atento Group’s finance costs are exposed to fluctuation in interest rates. As of September 30, 2018, 8.5% of Atento Group’s finance costs are exposed to fluctuations in interest rates (excluding the effect of financial derivative instruments), compared to 12.8% as of December 31, 2017.

As of September 30, 2018, the estimated fair value of the interest rate hedging instruments related to the Brazilian Debentures totaled 596 thousand U.S. dollars (1,212 thousand U.S. dollars as of December 31, 2017), which was recorded as a financial liability. Based on our total indebtedness of 457,979 thousand U.S. dollars as of September 30, 2018 without taking into account the impact of our interest rate hedging instruments referred to above, a 1% change in interest rates would impact our net interest expense by 338 thousand U.S. dollars.

Foreign Currency Risk

Our foreign currency risk arises from our local currency revenues, receivables and payables while the U.S. dollar is our presentation currency. We benefit to a certain degree from the fact that the revenue we collect in each country, in which we have operations, is generally denominated in the same currency as the majority of the expenses we incur.

In accordance with our risk management policy, whenever we deem it appropriate, we manage foreign currency risk by using derivatives to hedge any exposure incurred in currencies other than those of the functional currency of the countries.

As of September 30, 2018, the estimated fair value of the cross-currency swaps designated as hedging instruments totaled an asset of 8,661 thousand U.S. dollars (asset of 3,037 thousand U.S. dollars, as of December 31, 2017).

Credit Risk

The Atento Group seeks to conduct all of its business with reputable national and international companies and institutions established in their countries of origin, to minimize credit risk. As a result of this policy, the Atento Group has no material adjustments to make to its credit accounts.

Credit risk arising from cash and cash equivalents is managed by placing cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a master agreement revised annually on the basis of the conditions prevailing in the markets and the countries where Atento operate. The master agreement establishes: (i) the maximum amounts to be invested per counterparty, based on their ratings (long- and short-term debt rating); (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested.

The Atento Group’s maximum exposure to credit risk is primarily limited to the carrying amounts of its financial assets. The Atento Group holds no guarantees as collection insurance. The Atento Group carries out significant transactions with the Telefónica Group, which amounted to 96,403 thousand U.S. dollars as of September 30, 2018 (207,173 thousand U.S. dollars as of December 31, 2017).

Liquidity Risk

The Atento Group seeks to match its debt maturity schedule to its capacity to generate cash flow to meet the payments falling due, factoring in a degree of cushion. In practice, this has meant that the Atento Group’s average debt maturity must be longer than the length of time we required paying its debt (assuming that internal projections are met).

Capital Management

The Atento Group’s Finance Department, which is in charge of the capital management, takes various factors into consideration when determining the Group’s capital structure.

The Atento Group’s capital management goal is to determine the financial resources necessary both to continue its recurring activities and to maintain a capital structure that optimizes own and borrowed funds.

The Atento Group sets an optimal debt level in order to maintain a flexible and comfortable medium-term borrowing structure in order to be able to carry out its routine activities under normal conditions and to address new opportunities for growth. Debt levels are kept in line with forecast future cash flows and with quantitative restrictions imposed under financing contracts.

In addition to these general guidelines, we take into account other considerations and specifics when determining our financial structure, such as country risk, tax efficiency and volatility in cash flow generation.

Among the restrictions imposed under financing arrangements, the debenture contract lays out certain general obligations and disclosures in respect of the lending institutions, specifically, the borrower Atento Brasil S.A. must comply with the quarterly net financial debt/EBITDA ratio set out in the contract terms.

In addition to these general guidelines, we take into account other considerations and specifics when determining our financial structure, such as country risk, tax efficiency and volatility in cash flow generation.

The contract also sets out additional restrictions, including limitations on dividends, payments and distributions to shareholders and capacity to incur additional debt.

The Super Senior Revolving Credit Facility carries no financial covenant obligations regarding debt levels. However, the notes do impose limitations of the distributions on dividends, payments or distributions to shareholders, the incurring of additional debt, and on investments and disposal of assets.

As of the date of these interim condensed consolidated financial information, the Atento Group was in compliance with all restrictions established in the aforementioned financing contracts and does not foresee any future non-compliance. To that end, the Atento Group regularly monitors figures for net financial debt with third parties and EBITDA.

5.2 Fair value estimation

a)	Level 1: The fair value of financial instruments traded on active markets is based on the quoted market price at the reporting date.
b)

Level 2: The fair value of financial instruments not traded in active market (i.e. OTC derivatives) is determined using valuation techniques. Valuation techniques maximize the use of available observable market data, and place as little reliance as possible on specific company estimates. If all of the significant inputs required to calculate the fair value of financial instrument are observable, the instrument is classified in Level 2. The Atento Group’s Level 2 financial instruments comprise interest rate swaps used to hedge floating rate loans and cross currency swaps.

c)	Level 3: If one or more significant inputs are not based on observable market data, the instrument is classified in Level 3.

The Atento Group’s assets and liabilities measured at fair value as of December 31, 2017 and September 30, 2018 are classified as Level 2. No transfers were carried out between the different levels during the period.

6. SEGMENT INFORMATION

The following tables present financial information for the Atento Group’s operating segments for the nine months ended September 30, 2017 and 2018 (in thousand U.S. dollars):

For the nine months ended September 30, 2017
	Thousands of U.S. dollars
	EMEA	Americas	Brazil	Other and eliminations	Total Group
	(unaudited)
Sales to other companies	57,373	323,535	497,310	1	878,219
Sales to Telefónica Group	109,560	232,227	222,988	-	564,775
Sales to other group companies	1	1,707	-	(1,708)	-
Other operating income and expense	(159,269)	(504,342)	(633,938)	5,312	(1,292,237)
EBITDA	7,665	53,127	86,360	3,605	150,757
Depreciation and amortization	(6,935)	(28,173)	(42,869)	(395)	(78,372)
Operating profit/(loss)	730	24,954	43,491	3,210	72,385
Financial results	(16,748)	(10,332)	(25,722)	(15,973)	(68,775)
Income tax	3,623	(9,147)	(3,880)	1,145	(8,259)
Profit/(loss) from continuing operations	(12,395)	5,475	13,889	(11,618)	(4,649)
Profit/(loss) for the period	(12,395)	5,475	13,889	(11,618)	(4,649)
EBITDA	7,665	53,127	86,360	3,605	150,757
Restructuring costs	1,665	4,523	3,591	464	10,243
Other	21	4,196	172	459	4,848
Shared services expenses	2,237	1,023	4,952	(8,212)	-
Adjusted EBITDA (unaudited)	11,588	62,869	95,075	(3,684)	165,848
Capital expenditure	2,055	13,556	20,113	(1)	35,723
Intangible, Goodwill and PP&E (as of December 31, 2017)	49,101	178,485	306,672	1,185	535,443
Allocated assets (as of December 31, 2017)	401,332	603,770	677,149	(351,946)	1,330,305
Allocated liabilities (as of December 31, 2017)	126,575	280,575	499,670	45,646	952,466

For the nine months ended September 30, 2018
	Thousands of U.S. dollars
	EMEA	Americas	Brazil	Other and eliminations	Total Group
	(unaudited)
Sales to other companies	68,951	325,251	459,940	1	854,143
Sales to Telefónica Group	112,070	226,917	203,205	-	542,192
Sales to other group companies	-	6,010	1,326	(7,287)	49
Other operating income and expense	(169,859)	(502,929)	(604,866)	27,047	(1,250,607)
EBITDA	11,162	55,249	59,605	19,761	145,777
Depreciation and amortization	(7,399)	(26,068)	(37,622)	(583)	(71,672)
Operating profit/(loss)	3,763	29,181	21,983	19,178	74,105
Financial results	(1,680)	(18,263)	(26,680)	(13,187)	(59,810)
Income tax	(615)	(4,251)	2,038	(6,028)	(8,856)
Profit/(loss) from continuing operations	1,468	6,667	(2,659)	(37)	5,439
Profit/(loss) for the period	1,468	6,667	(2,659)	(37)	5,439
EBITDA	11,162	55,249	59,605	19,761	145,777
Shared services expenses	5,536	11,519	10,244	(27,299)	-
Adjusted EBITDA (unaudited)	16,698	66,768	69,849	(7,538)	145,777
Capital expenditure	4,780	28,532	34,013	-	67,325
Intangible, Goodwill and PP&E (as of September 30, 2018)	44,806	163,817	247,746	2,226	458,595
Allocated assets (as of September 30, 2018)	396,982	579,312	588,285	(354,457)	1,210,122
Allocated liabilities (as of September 30, 2018)	122,590	266,336	440,508	63,878	893,312

"Other and eliminations" includes activities of the intermediate holding in Spain (Atento Spain Holdco, S.L.U.), Luxembourg holdings, as well as inter-group transactions between segments.

7. INTANGIBLE ASSETS

Atento Brasil S.A. entered into Master Agreements regarding the acquisition of rights to use software licenses to Atento and its affiliates in Brazil, Chile, Colombia, El Salvador, Spain, Guatemala, Mexico, Peru, Puerto Rico and United States of America (“U.S.A.”) including the Company’s corporate structure areas. This agreement totaled 38,526 thousand U.S. dollars.

8. GOODWILL

The variations of amounts related to the period ended December 31, 2017 and September 30, 2018 are mainly related to exchange variance, due to Brazilian Real and Argentine Peso devaluation against the U.S. dollar.

9. PROPERTY, PLANT AND EQUIPMENT (PP&E)

The variations of amounts related to the period ended December 31, 2017 and September 30, 2018 are related mainly to (i) the negative impact of exchange variance, due to Brazilian Real and Argentine Peso devaluation against the U.S. dollar and (ii) the positive impact of the construction of a new site in Puerto Rico in the amount of 5,119 thousand U.S. dollars, the construction of new sites in Mexico (Azafran and Centro Histórico) in the amount of 1,438 thousand U.S. dollars, development of software Visibility and Control in Atento Brasil in the amount of 2,324 thousand U.S. dollars and implementation of a new site in Atento Brasil in the amount of 3,540 thousand U.S. dollars.

10. Equity

Share capital

As of September 30, 2018, share capital was 48 thousand U.S. dollars (€33,304), divided into 73,909,056 shares. PikCo owns 68.14% of ordinary shares of Atento S.A.

Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redeem, reimburse or repurchase shares.

Reserve for acquisition of non-controlling interest

Refers to options attributable to the parent company in the acquisition of RBrasil and Interfile in amount of 23,531 thousand U.S. dollars.

Treasury shares

Atento S.A. repurchased 710,497 shares in the third quarter at a cost of 5,337 thousand of U.S. dollars and an average price of $7.51.

Dividends

On October 31, 2017, our Board of Directors declared a cash interim dividend of 24,147 thousand U.S. dollars with dividends declared per share of $0.33, paid on November 28, 2017.

Legal reserve

According to commercial legislation in Luxembourg, Atento S.A. must transfer 5% of its year profits to legal reserve until the amount reaches 10% of share capital. The legal reserve cannot be distributed.

At December 31, 2017 and September 30, 2018, no legal reserve had been established due to the losses incurred by Atento S.A.

Translation differences

Translation differences reflect the differences arising on account of exchange rate fluctuations when converting the net assets of fully consolidated foreign companies from local currency into Atento Group’s presentation currency (U.S. dollars).

Stock-based compensation

a) Description of share-based payment arrangements

In 2014, Atento granted the following two share-based payment arrangements to directors, officers and other employees, for the Company and its subsidiaries. The share-based payments are Time Restricted Stock Units (“TRSUs”) and Performance Restricted Stock Units (“PRSU”). In 2016, Atento granted two news share-based payment arrangements (both of them are Time Restricted Stock Units – “TRSUs”) to directors, officers and other employees, for the Company and its subsidiaries. The reference for these share-based payment arrangements is made to the annual financial statements for December 31, 2017, for a description of the arrangement and their vesting conditions.

On July 1, 2016, Atento granted the following share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries:

1.     Time Restricted Stock Units (“RSU”) (equity settled)

•            Grant date: July 1, 2016

•            Amount: 1,384,982 RSUs

•            Vesting period: 100% of the RSUs vest on January 4, 2019

•            There are no other vesting conditions

On July 3, 2017, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. The share-based payment had the following arrangements:

1.     Time Restricted Stock Units (“RSUs”) (equity settled)

•            Grant date: July 3, 2017

•            Amount: 886,187 RSUs

•            Vesting period: 100% of the RSUs vests on January 2, 2020

•            There are no other vesting conditions

On July 2, 2018, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. The share-based payment had the following arrangements:

1.     Time Restricted Stock Units (“RSUs”) (equity settled)

•            Grant date: July 2, 2018

•            Amount: 1,065,220 RSUs

•            Vesting period: 100% of the RSUs vests on January 4, 2021

•            There are no other vesting conditions

b) Measurement of fair value

The fair value of the RSUs, for all arrangements, has been measured using the BlackScholes model. For all arrangements are equity settled and the fair value of RSUs is measured at grant date and not remeasured subsequently.

c) Outstanding RSUs

As of September 30, 2018, there are 1,108,578 Time RSUs outstanding to the 2016 Grant, 815,693 Time RSUs outstanding to the 2017 Grant and 1,065,220 time RSUs outstanding to the 2018 Grant. Holders of RSUs will receive the equivalent in shares of Atento S.A. without cash settlement of stock values when the RSUs.

The 2016 Grant	Time RSU
Outstanding December 31, 2017	1,148,625
Forfeited (*)	(40,047)
Outstanding September 30, 2018	1,108,578
(*) RSUs forfeited during the period due to employees failing to satisfy the service conditions.

The 2017 Grant	Time RSU
Outstanding December 31, 2017	861,863
Forfeited (*)	(46,170)
Outstanding September 30, 2018	815,693
(*) RSUs forfeited during the period due to employees failing to satisfy the service conditions.

The 2018 Grant	Time RSU
Outstanding	1,065,220
Forfeited (*)	-
Outstanding September 30, 2018	1,065,220
(*) RSUs forfeited during the period due to employees failing to satisfy the service conditions.

d) Impacts in Profit or Loss

In the nine months ended September 30, 2018, 4,974 thousand U.S. dollars related to stock-based compensation and the related social charges were recorded as Employee benefit expenses.

11. FINANCIAL ASSETS

As of December 31, 2017 and September 30, 2018, all the financial assets of the Company are classified as loans and receivables, except for the derivative financial instruments that are categorized as fair value through profit or loss.

Credit risk arises from the possibility that the Atento Group might not recover its financial assets at the amounts recognized and in the established terms. Atento Group Management considers that the carrying amount of financial assets is similar to the fair value.

As of September 30, 2018, Atento Teleservicios España S.A., Atento Chile S.A., Atento Colombia S.A., Teleatento del Perú S.A.C, Atento Brasil S.A. and Atento El Salvador S.A. de C.V. have entered into factoring agreements without recourse, anticipating an amount of 162,615 thousand U.S. dollars, receiving cash net of discount, the related trade receivables were realized and interest expenses were recognized in the statement of operations.

Details of other financial assets as of December 31, 2017 and September 30, 2018 are as follow:

	Thousands of U.S. dollars
	12/31/2017	9/30/2018
	(audited)	(unaudited)
Other non-current receivables (*)	11,125	11,090
Non-current guarantees and deposits	49,097	51,368
Total non-current	60,222	62,458

Other current receivables	806	49
Current guarantees and deposits	1,005	959
Total current	1,810	1,008

Total	62,032	63,466

(*) “Other non-current receivables” as of September 30, 2018 primarily comprise a loan granted by the subsidiary RBrasil to third parties. The effective annual interest rate is CDI + 3.75% p.a., maturing up to five years beginning in May 4, 2017, when the value of the loan will be amortized in a single installment.

The breakdown of “Trade and other receivables” as of December 31, 2017 and September 30, 2018 is as follows:

	Thousands of U.S. dollars
	12/31/2017	9/30/2018
	(audited)	(unaudited)
Non-current trade receivables	6,923	5,014
Other non-financial assets (*)	14,754	7,366
Total non-current	21,677	12,380
Current trade receivables	358,311	350,044
Other receivables (**)	13,225	22,973
Prepayments	7,849	4,777
Personnel	9,180	13,564
Total current	388,565	391,358
Total	410,242	403,738

(*) “Other non-financial assets” as of September 30, 2018 primarily comprise the litigation underway with the Brazilian social security authority (Instituto Nacional do Seguro Social), recorded in Atento Brasil.

For the purpose of the interim condensed consolidated financial statements of cash flows, cash and cash equivalents are comprised of the following:

	Thousands of U.S. dollars
	12/31/2017	9/30/2018
	(audited)	(unaudited)
Deposits held at call	111,495	76,895
Short-term financial investments	30,267	20,829
Total	141,762	97,724

“Short-term financial investments” comprises short-term fixed-income securities in Brazil, which mature in less than 90 days and accrue interest pegged to the CDI.

12. FINANCIAL LIABILITIES

The breakdown of the Company’s financial liabilities by category as of December 31, 2017 and September 30, 2018 is as follows:

Debt with third parties as of December 31, 2017 and September 30, 2018 is as follows:

	Thousands of U.S. dollars
	12/31/2017	9/30/2018
	(audited)	(unaudited)
Senior Secured Notes	388,818	389,932
Brazilian bonds – Debentures	16,797	12,367
Bank borrowing	27,878	8,987
Finance lease payables	6,238	2,982
Total non-current	439,731	414,268
Senior Secured Notes	9,528	3,403
Brazilian bonds – Debentures	4,258	3,882
Bank borrowing	28,514	33,171
Finance lease payables	4,260	3,255
Total current	46,560	43,711
TOTAL DEBT WITH THIRD PARTIES	486,291	457,979

Senior Secured Notes

On January 29, 2013, Atento Luxco 1 S.A. issued 300,000 thousand U.S. dollars aggregate principal amount of Senior Secured Notes that would mature on January 29, 2020. The 2020 Senior Secured Notes were senior secured obligations of Atento Luxco 1 and were guaranteed on a senior secured first-priority basis by Atento Luxco 1 and certain of its subsidiaries excluding Argentina and Brazil subsidiaries. The Senior Secured Notes were also guaranteed on an unsecured basis by Atento S.A. and Midco.

The indenture governing the 2020 Senior Secured Notes contained covenants that, among other things, restricted the ability of Atento Luxco 1 and certain of its subsidiaries to: incur or guarantee additional indebtedness; pay dividends or make distributions or redeem or repurchase capital stock; issue, redeem or repurchase certain debt; issue certain preferred stock or similar equity securities; make loans and investments; sell assets; incur liens; enter into transaction with affiliates; enter into agreements restricting certain subsidiaries’ ability to pay dividends; and consolidate, merge or sell all or substantially all of our assets. These covenants were subject to a number of important exceptions and qualifications. In addition, in certain circumstances, if Atento Luxco 1 sell assets or experiences certain changes of control, it must offer to purchase the 2020 Senior Secured Notes.

On August 19, 2017, in connection with the offering described below, Atento Luxco 1 redeemed all of the outstanding amount of the 2020 Senior Secured Notes. The notes were called at a premium over face value of 103.688% per note, resulting in a total call cost of 11,064 thousand U.S. dollars recorded in finance costs during August 2017, along with the remaining balance of the 2020 Senior Secured Notes issuance amortized cost of 4,920 thousand U.S. dollars.

On August 10, 2017, Atento Luxco 1 S.A., closed an offering of 400,000 thousand U.S. dollars aggregate principal amount of 6.125% Senior Secured Notes due 2022 in a private placement transaction. The notes are due on August 2022. The 2022 Senior Secured Notes are guaranteed on a senior secured basis by certain of Atento’s wholly-owned subsidiaries. The issuance costs of 12,574 thousand U.S. dollars related to this new issuance are recorded at amortized cost using the effective interest method.

The terms of the Indenture, among other things, limit, in certain circumstances, the ability of Atento Luxco 1 and its restricted subsidiaries to: incur certain additional indebtedness; make certain dividends, distributions, investments and other restricted payments; sell the property or assets to another person; incur additional liens; guarantee additional debt; and enter into transaction with affiliates. As of September 30, 2018, we were in compliance with these covenants. The outstanding amount on September 30, 2018 is 393,335 thousand U.S. dollars.

All interest payments are made on a half yearly basis.

The fair value of the Senior Secured Notes, calculated on the basis of their quoted price at September 30, 2018, is 379,110 thousand U.S. dollars.

The fair value hierarchy of the Senior Secured Notes is Level 1 as the fair value is based on the quoted market price at the reporting date.

Debentures

There were no changes in the context of the note, and Company’s Management considers the variations of amounts related to the period ended December 31, 2017 in relation to the period ended September 30, 2018, not relevant, except for the interest accrued and the contractual amortization (principal and interest) in the period and the exchange rate impact. The outstanding amount on September 30, 2018 is 16,249 thousand U.S. dollars.

Bank borrowings

On February 3, 2014, Atento Brasil S.A. entered into a credit agreement with Banco Nacional de Desenvolvimento Econômico e Social – BNDES (“BNDES”) in an aggregate principal amount of 300,000 thousand Brazilian reais (the “BNDES Credit Facility”), equivalent to 74,917 thousand U.S. dollars as of September 30, 2018.

The total amount of the BNDES Credit Facility is divided into five tranches subject to the following interest rates:

Tranche	Interest Rate

Tranche A	Long-Term Interest Rate (Taxa de Juros de Longo Prazo -TJLP) plus 2.5% per annum
Tranche B	SELIC Rate plus 2.5% per annum
Tranche C	4.0% per year
Tranche D	6.0% per year
Tranche E	Long-Term Interest Rate (Taxa de Juros de Longo Prazo -TJLP)

Each tranche intends to finance different purposes, as described below:

•  Tranche A and B: investments in workstations, infrastructure, technology, services and software development, marketing and commercialization, within the scope of BNDES program – BNDES Prosoft.

•  Tranche C: IT equipment acquisition, covered by law 8.248/91, with national technology, necessary to execute the project described on tranches “A” and “B”

•  Tranche D: acquisitions of domestic machinery and equipment, within the criteria of FINAME, necessary to execute the project described on tranches “A” and “B”

•  Tranche E: investments in social projects to be executed by Atento Brasil S.A.

BNDES releases amounts under the credit facility once the debtor met certain requirements in the contract including delivering the guarantee (stand-by letter) and demonstrating the expenditure related to the project. Since the beginning of the credit facility, the following amounts were released:

(thousands of U.S. dollars)
Date	Tranche A	Tranche B	Tranche C	Tranche D	Tranche E	Total
March 27, 2014	6,329	3,125	4,375	312	-	14,141
April 16, 2014	2,631	1,315	1,841	132	-	5,919
July 16, 2014	-	-	-	-	150	150
August 13, 2014	15,633	1,708	2,511	270	-	20,122
Subtotal 2014	24,593	6,148	8,727	714	150	40,332
March 26, 2015	4,586	1,146	1,627	133	-	7,492
April 17, 2015	9,171	2,293	3,255	266	-	14,985
December 21, 2015	7,212	1,797	-	-	175	9,184
Subtotal 2015	20,969	5,236	4,882	399	175	31,661
TOTAL	45,562	11,384	13,609	1,113	325	71,993

This facility should be repaid in 48 monthly installments. The first payment was made on March 15, 2016 and the last payment will be due on February 15, 2020.

The BNDES Credit Facility contains covenants that restrict Atento Brasil S.A.’s ability to transfer, assign, change or sell the intellectual property rights related to technology and products developed by Atento Brasil S.A. with the proceeds from the BNDES Credit Facility. As of September 30, 2018, Atento Brasil S.A. was in compliance with these covenants. The BNDES Credit Facility does not contain any other financial maintenance covenant.

The BNDES Credit Facility contains customary events of default including the following: (i) reduction of the number of employees without providing program support for outplacement, as training, job seeking assistance and obtaining pre-approval of BNDES; (ii) existence of unfavorable court decision against the Company for the use of children as workforce, slavery or any environmental crimes and (iii) inclusion in the by-laws of Atento Brasil S.A. of any provision that restricts Atento Brasil S.A’s ability to comply with its financial obligations under the BNDES Credit Facility.

On September 26, 2016, Atento Brasil S.A. entered into a new credit agreement with BNDES in an aggregate principal amount of 22,000 thousand Brazilian Reais, equivalent to 5,706 thousand U.S. dollars as of September 30, 2018. The interest rate of this facility is Long-Term Interest Rate (Taxa de Juros de Longo Prazo - TJLP) plus 2.0% per annum. The facility should be repaid in 48 monthly installments. The first payment will be due on November 15, 2018 and the last payment will be due on October 15, 2022. This facility is intended to finance an energy efficiency project to reduce power consumption by implementing new lightening, air conditioning and automation technology. On November 24, 2017, 6,500 thousand Brazilian Reais (equivalent to 1,686 thousand U.S. dollars) were released under this facility.

As of September 30, 2018, the outstanding amount under BNDES Credit Facility was 27,802 thousand U.S. dollars.

On August 10, 2017, Atento Luxco 1 S.A. entered into a new Super Senior Revolving Credit Facility (the “Super Senior Revolving Credit Facility”) which provides borrowings capacity of up to 50,000 thousand U.S. dollars and will mature on February 10, 2022. Banco Bilbao Vizcaya Argentaria, S.A., as the agent, the Collateral Agent and BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, Morgan Stanley Bank N.A. and Goldman Sachs Bank USA are acting as arrangers and lenders under the Super Senior Revolving Credit Facility.

The Super Senior Revolving Credit Facility may be utilized in the form of multi-currency advances for terms of one, two, three or six months. The Super Senior Revolving Credit Facility bears interest at a rate per annum equal to LIBOR or, for borrowings in euro, EURIBOR or, for borrowings in Mexican Pesos, TIIE plus an opening margin of 4.25% per annum. The margin may be reduced under a margin ratchet to 3.75% per annum by reference to the consolidated senior secured net leverage ratio and the satisfaction of certain other conditions.

The terms of the Super Senior Revolving Credit Facility Agreement limit, among other things, the ability of the Issuer and its restricted subsidiaries to (i) incur additional indebtedness or guarantee indebtedness; (ii) create liens or use assets as security in other transactions; (iii) declare or pay dividends, redeem stock or make other distributions to stockholders; (iv) make investments; (v) merge, amalgamate or consolidate, or sell, transfer, lease or dispose of substantially all of the assets of the Issuer and its restricted subsidiaries; (vi) enter into transactions with affiliates; (vii) sell or transfer certain assets; and (viii) agree to certain restrictions on the ability of restricted subsidiaries to make payments to the Issuer and its restricted subsidiaries. These covenants are subject to a number of important conditions, qualifications, exceptions and limitations that are described in the Super Senior Revolving Credit Facility Agreement.

The Super Senior Revolving Credit Facility Agreement includes a financial covenant requiring the drawn super senior leverage ratio not to exceed 0.35:1.00 (the “SSRCF Financial Covenant”). The SSRCF Financial Covenant is calculated as the ratio of consolidated drawn super senior facilities debt to consolidated pro forma EBITDA for the twelve-month period preceding the relevant quarterly testing date and is tested quarterly on a rolling basis, subject to the Super Senior Revolving Credit Facility being at least 35% drawn (excluding letters of credit (or bank guarantees), ancillary facilities and any related fees or expenses) on the relevant test date. The SSRCF Financial Covenant only acts as a draw stop to new drawings under the Revolving Credit Facility and, if breached, will not trigger a default or an event of default under the Super Senior Revolving Credit Facility Agreement. The Issuer has four equity cure rights in respect of the SSRCF Financial Covenant prior to the termination date of the Super Senior Revolving Credit Facility Agreement, and no more than two cure rights may be exercised in any four consecutive financial quarters. As of September 30, 2018, we were in compliance with this covenant. On September 14, 2017, Atento Luxco 1 S.A. and Atento Brasil S.A. entered into an Agreement for a Common Revolving Credit Facility Line with Santander Brasil, Estabelecimento Financeiro de Crédito S.A. in respect of a bi-lateral, multi-currency revolving credit facilities. Up to $30.0 million of commitments are available for the drawing of cash loans in Euro, Mexican Pesos (MXN) and Colombian Pesos (COP). The original borrowers under this facility are Atento Colombia S.A, Atento Teleservicios España, S.A.U and Atento Servicios, S.A. de C.V. This facility is guaranteed by Atento Luxco 1 S.A. and Atento Brasil S.A. on a joint-and-several basis. This facility matures one year after the date of the Agreement. As of September 30, 2018, the outstanding amount under this facility was zero.

On March 5, 2018, Atento Brasil S.A. entered into an agreement with Banco ABC Brasil for an amount of 10,092 thousand U.S. dollars maturing on September 3, 2018 with an annual interest rate of 3.40%. In connection with the loan, Atento Brasil S.A. entered into a swap agreement through which it receives fixed interest rates in U.S. dollars, in the same amount of the loan agreement, and pays variable interest rate at a rate per annum equal to the average daily rate of the one day “over extragroup” – DI – Interfinancial Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 2.10% over 33,000 thousand Brazilian Reais. As of September 30, 2018, the outstanding balance was zero.

Derivatives

Details of derivative financial instruments as of December 31, 2017 and September 30, 2018 are as follows:

	Thousands of U.S. dollars
	12/31/2017		09/30/2018
	Assets	Liabilities	Assets	Liabilities

Interest rate swaps - cash flow hedges	-	(1,212)	-	(596)
Cross currency swaps - net investment hedges	7,429	(5,140)	1,650	(2,241)
Cross currency swaps - that do not meet the criteria for hedge accounting	748	-	9,252	-
Total	8,177	(6,352)	10,902	(2,837)

Non-current portion	8,177	(5,140)	10,902	(2,241)
Current portion	-	(1,212)	-	(596)

Derivatives held for trading are classified as current assets or current liabilities. The fair value of a hedging derivative is classified as a non-current asset or a non-current liability, as applicable, if the remaining maturity of the hedged item exceeds twelve months. Otherwise, it is classified as a current asset or liability.

In connection with the Refinancing process and the repayment of the first Brazilian Debentures, the hedge accounting for the interest rate swap was discontinued and the OCI balance was transferred to finance cost. Thereafter, any changes in fair value will be directly recognized in statement of operations.

On March 5, 2018, Atento Brasil S.A. entered into a cross-currency swap to hedge a USD loan of 10,092 thousand U.S. dollars at a fixed rate of 3.40% exchanged to a 33,000 thousand Brazilian Reais with interest rate of the average daily rate of the one day “over extra-group” – DI – Interfinancial Deposits - plus a spread of 2.10% per annum. This swap was liquidated in September 3, 2018.

On April 1, 2015, the Company started a hedge accounting for net investment hedge related to exchange risk between the U.S. dollar and foreign operations in Euro (EUR), Mexican Peso (MXN), Colombian Peso (COP) and Peruvian Nuevo Sol (PEN). In connection with the Refinancing process, 8 of the 10 derivatives contracts designated as Net Investment Hedges were terminated between August 1, 2017 and August 4, 2017, generating positive cash of 46,080 thousand U.S. dollars, net of charges. During August 2017, Atento Luxco 1 also entered into new Cross-Currency Swaps related to exchange risk between U.S. dollars and Euro (EUR), Mexican Peso (MXN), Brazilian Reais (BRL) and Peruvian Nuevo Sol (PEN). Except for the Cross-Currency Swap between U.S. dollars and Brazilian Reais, all other Cross-Currency Swaps were designated for hedge accounting as net investment hedge.

As of September 30, 2018, details of interest rate swap, cross-currency swaps that do not qualify for hedge accounting and net investment hedges were as follows:

Interest Rate Swap
Bank	Maturity	Notional currency	Index	Notional in contract currency (thousands)	Fair value assets/(liability)	Other comprehensive income, net of taxes	Change in OCI, net of taxes	Statements of operations - Finance cost	Statements of operations - Change in fair value
					(unaudited)
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Itau	Dec-18	BRL	BRL CDI	135,000	(596)	-	-	922	-
					(596)	-	-	922	-

Cross Currency Swaps - that do not qualify for hedge accounting
Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value assets/(liability)	Other comprehensive income	Change in OCI, net of taxes	Statements of operations - Finance cost	Statements of operations - Change in fair value
					(unaudited)
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Goldman Sachs	Aug-22	BRL	USD	754,440	9,252	-	-	(7,534)	-
					9,252	-	-	(7,534)	-

Net Investment Hedge
Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value assets/(liability)	Other comprehensive income	Change in OCI, net of taxes	Statements of operations - Finance cost	Statements of operations - Change in fair value
					(unaudited)
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Nomura International	Aug-22	EUR	USD	34,109	(64)	(5)	387	-	-
Goldman Sachs	Aug-22	MXN	USD	1,065,060	1,650	549	(7,806)	-	-
Goldman Sachs	Aug-22	PEN	USD	194,460	(2,177)	3,719	1,040	-	-
Santander	Jan-20	USD	EUR	20,000	-	1,742	-	-	-
Santander	Jan-20	USD	MXN	11,111	-	(2,113)	-	-	-
Goldman Sachs	Jan-20	USD	EUR	48,000	-	3,587	-	-	-
Goldman Sachs	Jan-20	USD	MXN	40,000	-	(7,600)	-	-	-
Nomura International	Jan-20	USD	MXN	23,889	-	(4,357)	-	-	-
Nomura International	Jan-20	USD	EUR	22,000	-	1,620	-	-	-
Goldman Sachs	Jan-18	USD	PEN	13,800	-	22	(4)	-	-
Goldman Sachs	Jan-18	USD	COP	7,200	-	(80)	(8)	-	-
BBVA	Jan-18	USD	PEN	55,200	-	72	-	-	-
BBVA	Jan-18	USD	COP	28,800	-	(359)	-	-	-
					(591)	(3,203)	(6,391)	-	-
Total					8,065	(3,203)	(6,391)	(6,612)	-
Derivative financial instrument - asset					10,902
Derivative financial instrument - liability					(2,837)

Gains and losses on net investment hedges accumulated in equity will be taken to the statements of operations when the foreign operation is partially disposed of or sold.

13. PROVISIONS AND CONTINGENCIES

Atento has contingent liabilities arising from lawsuits in the normal course of its business. Contingent liabilities with a probable likelihood of loss are recorded as liabilities and the breakdown is as follows:

	Thousands of U.S. dollars
	12/31/2017	9/30/2018
	(audited)	(unaudited)
Non-current
Provisions for liabilities	30,810	25,173
Provisions for taxes	19,833	17,774
Provisions for dismantling	9,249	8,215
Other provisions	1,294	1,316
Total non-current	61,186	52,478

Current
Provisions for liabilities	10,543	3,722
Provisions for taxes	5,641	5,623
Provisions for dismantling	-	10
Other provisions	2,884	4,703
Total current	19,068	14,058

“Provisions for liabilities” primarily relate to provisions for legal claims underway in Brazil. Atento Brasil S.A. has made payments in escrow related to legal claims from ex-employees, amounting to 42,217 thousand U.S. dollars and 45,123 thousand U.S. dollars as of December 31, 2017 and September 30, 2018, respectively. Also, the variation of the period was impacted by the Brazilian Reais and Argentinian Peso depreciations against the U.S. dollar.

“Provisions for taxes” mainly relate to probable contingencies in Brazil with respect to social security payments and other taxes, which are subject to interpretations by tax authorities. Atento Brasil S.A. has made payments in escrow related to taxes claims 4,407 thousand U.S. dollars and 3,423 thousand U.S. dollars as of December 31, 2017 and September 30, 2018, respectively.

The amount recognized under “Provision for dismantling” corresponds to the necessary cost of dismantling of the installations held under operating leases to bring them to its original condition.

As of September 30, 2018, lawsuits outstanding in the courts were as follows:

Brazil

At September 30, 2018, Atento Brasil was involved in 11,625 labor-related disputes (14,750 labor as of December 31, 2017), being 11,408 of labor massive and 217 of outliers and others, filed by Atento’s employees or ex-employees for various reasons, such as dismissals or claims over employment conditions in general. The total amount of the main claims classified as possible was 51,630 thousand U.S. dollars (162,701 thousand U.S. dollars on December 31, 2017), of which 16,082 thousand U.S. dollars Labor Massive-related, 17,340 thousand U.S. dollars Labor Outliers-related and 18,208 thousand U.S. dollars Special Labor cases related.

In addition, at September 30, 2018, there are labor-related disputes belonging to the company Atento Brasil 1 (formerly Casa Bahia Contact Center Ltda – “CBCC”) totaling 409 thousand U.S. dollars. According to the Company’s external attorneys, the risk of loss is probable.

Furthermore, it is important to highlight out that the Superior Labor Court of Appeals (Tribunal Superior do Trabalho) during the month of August 2015 decided to amend the indexation rate related to labor contingencies. The decision alters the Reference Rate Index (TR) usually used to adjust the amount of the contingencies to the Special Broad Consumer Price Index (Índice de Preços ao Consumidor Amplo Especial – IPCA-E). There are several questions about this matter, especially the period to which change should be applied as well as if the new index is appropriate. In addition, during October 2015, the Supreme Court (STF) issued a “writ of Mandamus” to the Federation of Brazilian Banks (FEBRABAN) suspending the application of the new index (IPCA-E). On September 30, 2017, a new decision of the Superior Labor Court of Appeals on the application of the index IPCA-E was amended, changing the initial date of the application of the index from June 30, 2009 to March 25, 2015. As early as December 2017 came the judgment of the Brazilian Bank Federation (FEBRABAN), declaring unfounded the suit proposed by FEBRABAN. With this unfounded, the effects of the injunction that had been granted by the STF were ceased. However, considering that this recent Supreme Court decision was rendered after the entry into force of Law 13,467 / 17 (Labor Reform), the conclusion that can be sustain it is that its effects would be limited to 25 March 2015 to 10 November 2017 because the new law gave a new text to the Article 879 of the Consolidated Labor Laws (CLT), to expressly determine that it will be apply the TR to upgrading of workers' claims arising from criminal conviction.

Thus, the Company considered this quarter the new modulation projection of the IPCA-E in labor, and this, the external opinion of our lawyers also considering as “possible” the probability of loss in an eventual dispute.

On September 30, 2018, the subsidiary RBrasil Soluções S.A. holds contingent liabilities of labor nature classified as possible in the amount of 50 thousand U.S. dollars.

On September 30, 2018, the subsidiary Interfile holds contingent liabilities of labor nature and social charges classified as possible in the amount of 1,762 thousand U.S. dollars.

As of September 30, 2018, Atento Brasil S.A. is party to 7 civil lawsuits ongoing for various reasons (8 on December 31, 2017) which, according to the Company’s external attorneys, materialization of the risk event is possible. The total amount of the claims is 5,278 thousand U.S. dollars (5,953 thousand U.S. dollars on December 31, 2017).

As of September 30, 2018, Atento Brasil is party to 34 disputes ongoing with the tax authorities and social security authorities for various reasons relating to infraction proceedings filed (42 on December 31, 2017) which, according to the Company’s external attorneys, materialization of the risk event is possible or probable. The total amount of these claims is 39,612 thousand U.S. dollars (59,445 thousand U.S. dollars on December 31, 2017), of which 1,736 thousand U.S. dollars relate to claims that have been classified as probable by our internal and external lawyers, for which amount Atento Brasil has recorded a provision.

In March 2018, Atento Brasil S.A. received a tax notice from the Brazilian Federal Revenue Service, related to Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) for the period from 2012 to 2015, due to the disallowance of the expenses on tax amortization of goodwill and deductibility of certain financing costs originated of the acquisition of Atento Brasil S.A. by Bain Capital in 2012, and the withholding taxes on payments made to certain of our former shareholders. The amount of the tax assessment from the Brazilian Federal Revenue Service, not including interest and penalties, was 105,268 thousand U.S. dollars, and was assessed by the Company’s outside legal counsel as possible loss. We disagree with the proposed tax assessment and we intend to defend our position, which we believe is meritorious, through applicable administrative and, if necessary, judicial remedies. Based on our interpretation of the relevant law and based on the advice of our legal and tax advisors, we believe the position we have taken is sustainable. Consequently, no provisions are recognized regarding these proceedings.

In addition, as of September 30, 2018, there are tax authorities disputes belonging to the company CBCC totaling 1,438 thousand U.S. dollars. According to the Company’s external attorneys, materialization of the risk event is probable.

Spain

At September 30, 2018, Atento Teleservicios España S.A.U. including its branches and our other Spanish companies were party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions, totaling 731 thousand U.S. dollars. According to the Company’s external lawyers, materialization of the risk event is possible.

Mexico

At September 30, 2018, Atento Mexico through its two entities (Atento Servicios, S.A. de C.V. and Atento Atencion y Servicios, S.A. de C.V.) is party to labor related disputes filed by Atento employees that abandoned their employment or former employees that base their claim on justified termination reasons, totaling 9,844 thousand U.S. dollars (Atento Servicios, S.A. de C.V. totaling 6,484 thousand U.S. dollars and Atento Atencion y Servicios, S.A. de C.V. totaling 3,360 thousand U.S. dollars), according to the external labor law firm for possible risk labor disputes.

Argentina

In Argentina, as a consequence of an unfavorable sentence on the case “ATUSA S.A.” issued by Argentinian Internal Revenue Services (“Administración Federal de Ingresos Públicos”), notified on February 2017, the contingency previously qualified as “remote” became “possible” estimated at 1,127 thousand U.S. dollars at September 30, 2018 (2,454 thousand U.S. dollars on December 31, 2017). A formal appeal has been filed at the National Supreme Court of Justice.

Given the nature of the risks covered by these provisions, it is not possible to determine a reliable schedule of potential payments, if any.

14. INCOME TAX

The breakdown of the Atento Groups’s income tax expense is as follow:

	Thousands of U.S. dollars		Thousands of U.S. dollars
	For the three months ended September 30,		For the nine months ended September 30,
Income taxes	2017	2018	2017	2018
	(unaudited)		(unaudited)
Current tax expense	(10,515)	(5,059)	(20,292)	(17,498)
Deferred tax	13,347	1,258	12,033	8,642
Total income tax benefit/(expense)	2,832	(3,801)	(8,259)	(8,856)

For the three months ended September 30, 2018, Atento Group’s interim condensed consolidated financial information presented a profit before income tax in the amount of profit of 6,864 thousand U.S. dollars and a tax expense of 3,801 thousand U.S. dollars compared to a loss before income tax in the amount of 12,851 thousand U.S. dollars and a tax benefit of 2,832 thousand U.S. dollars for the three months ended September 30, 2017. This movement is due to the positive profit before income tax in 2018.

For the nine months ended September 30, 2018, Atento Group’s interim condensed consolidated financial information presented profit before income tax in the amount of 14,295 thousand U.S. dollars and a tax expense of 8,856 thousand U.S. dollars compared to a profit before income tax of 3,610 thousand U.S. dollars and a tax expense of 8,259 thousand U.S. dollars for the nine months ended September 30, 2017. This movement is due to the positive profit before income tax in 2017 and 2018.

For the three months ended September 30, 2017 and 2018, the effective tax rate was 19.0% and 31.0%, respectively. For the nine months ended September 30, 2017 and 2018, the effective tax rate was 34.0% and 31.9%, respectively.

15. EARNINGS/(LOSS) PER SHARE

Basic earnings per share is calculated by dividing the profits attributable to equity owners of the Company by the weighted average number of ordinary shares outstanding during the periods as demonstrated below:

	For the three months ended September 30,		For the nine months ended September 30,
	2017	2018	2017	2018
	(unaudited)		(unaudited)
Profit/(loss) attributable to equity owners of the Company
Atento’s profit/(loss) attributable to equity owners of the parent from continuing operations (in thousands of U.S. dollars)	(12,013)	2,684	(6,906)	3,985
Weigthed average number of ordinary shares	73,909,056	73,909,056	73,909,056	73,909,056
Basic (loss)/earnings per share (in U.S. dollars)	(0.16)	0.04	(0.09)	0.05

Diluted results per share are calculated by adjusting the weighted average number of ordinary shares outstanding to reflect the conversion of all dilutive ordinary shares. The weighted average number of ordinary shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The share-based plan was first granted in October 2014.

	For the three months ended September 30,		For the nine months ended September 30,
	2017	2018	2017	2018
	(unaudited)		(unaudited)
Profit/(loss) attributable to equity owners of the Company
Atento’s profit/(loss) attributable to equity owners of the parent from continuing operations (in thousands of U.S. dollars)	(12,013)	2,684	(6,906)	3,985
Potential increase in number of ordinary shares outstanding in respect of share-based plan	-	1,142,431	-	1,142,431
Adjusted weighted average number of ordinary shares	73,909,056	75,027,905	73,909,056	75,027,905
Diluted (loss)/earnings per share (in U.S. dollars) (1)	(0.16)	0.04	(0.09)	0.05

(1) For the three and nine months ended September 30, 2017, potential ordinary shares of 870,589, relating to the stock option plan were excluded from the calculation of diluted net loss per share, as their effect would dilute the loss per share.

16. RELATED PARTIES

Directors

The directors of the Company as of the date on which the interim condensed consolidated financial information were prepared are Melissa Bethell, Marie-Catherine Brunner, Thomas Iannotti, David Garner, Stuart Gent, Devin O’Reilly, Antonio Viana-Baptista and Alejandro Reynal.

At September 30, 2018, some members of Board of Directors have the right to the stock-based compensation as described in Note 10.

Change in Board of Directors

On November 6, 2018, Melissa Bethell and Devin O’Reilly resigned from their position of directors of Atento, S.A, The Board of Directors then elected David Danon and Charles Megaw to serve both as Class III Directors replacing Ms. Bethell and Mr. O’Reilly, respectively. Additionally, Thomas Iannotti substitutes Melissa as Chairman to the Compensation and Sustainability Committee.

David Danon, 37, has 13 years of experience in the private equity industry. He is currently a Principal of Bain Capital Private Equity (Europe) LP and a board member of Autodistribution, MSX International and Italmatch. Prior to his position at Bain, Mr. Danon worked as an analyst in Lehman Brother’s Merchant Banking division from 2005 to 2008. Mr. Danon has a Master’s in Business from HEC Paris.

Charles Megaw, 48, has over 22 years of experience in the business and financial services industry. Mr. Megaw joined Bain Capital in 2007 and is an Operating Partner in the London office. Prior to joining Bain Capital, Mr. Megaw was a Partner at Bain & Company where he worked in a variety of industries. He is currently a member of the Board of Directors of MSX International. Mr. Megaw holds an MA and PhD from the University of Cambridge in the United Kingdom.

Key management personnel

Key management personnel include those persons empowered and responsible for planning, directing and controlling the Atento Group’s activities, either directly or indirectly.

The following table shows the total remuneration paid to the Atento Group’s key management personnel in the nine months ended September 30, 2017 and 2018:

	For the nine months ended September 30,
	2017	2018
	(unaudited)
Total remuneration paid to key management personnel	4,243	4,698

17. OTHER INFORMATION

a.             Guarantees and commitments

At September 30, 2018, the Atento Group has guarantees and commitments to third parties amounting to 350,138 thousand U.S. dollars (322,233 thousand U.S. dollars at December 31, 2017).

The total amount of operating lease expenses recognized in the interim condensed consolidated statements of operations for the nine months ended September 30, 2018 was 61,726 thousand U.S. dollars (52,998 thousand U.S. dollars at September 30, 2017).

There are no contingent payments on operating leases recognized in the interim condensed consolidated statements of operations for the nine months ended September 30, 2017 and 2018.

The operating leases where the Company acts as lessee are mainly on premises intended for use as call centers. These leases have various termination dates, with the latest terminating in 2028. As of September 30, 2018, the payment commitment for the early cancellation of these leases is 108,741 thousand U.S. dollars (137,519 thousand U.S. dollars at December 31, 2017).

PART II - OTHER INFORMATION

LEGAL PROCEEDINGS

See Note 13 to the unaudited interim condensed consolidated financial information.

RISK FACTORS

There were no material changes to the risk factors described in section “Risk Factors” in our Annual Form 20-F, for the year ended December 31, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: November 12, 2018.
By: /s/ Alejandro Reynal Name: Alejandro Reynal Title: Chief Executive Officer By: /s/ Mauricio Montilha Name: Mauricio Montilha Title: Chief Financial Officer